
02042193

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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Singer N V

*CURRENT ADDRESS

PROCESSED

JUL 01 2002

THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34635 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/27/02

EXEMPTION NO. 82-5225

SINGER®

82-34635

ANNUAL REPORT

AR/S
12-31-01

02 MAY 10 AM 10:10

2001

DISCLOSURE STATEMENT AND REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

May 2002

TABLE OF CONTENTS

INTRODUCTION

Singer N.V. ("Singer" or the "Company") was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful reorganization under Chapter 11 of the United States Bankruptcy Code, Singer became the parent company of several operating companies (the "Operating Companies") formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the "Singer" brand name, one of the most widely recognized and respected trademarks in the world.

Singer, through its Operating Companies, is engaged in two principal businesses, Retail and Sewing.

Singer is a leading retailer and direct seller of household appliances, consumer electronic equipment, furniture and other consumer durable products for the home in selected markets worldwide, with particular strength in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the availability to customers of the consumer credit services provided by the Company.

Singer is also one of the world's leading sellers of consumer and artisan sewing machines, produced by the Company and certain third-party manufacturers, with an estimated worldwide unit market share of 28% (excluding China, the former Soviet Republics and Eastern European countries).

The Company has a presence directly or through dealers, distributors and licensees in more than 175 countries around the world.

In order to improve operating and financial performance, the Company has undertaken a number of programs, including implementing significant management and organizational changes, introducing new and improved products and services, increasing the number and variety of distribution points, strengthening working capital management, improving product sourcing and implementing programs to increase royalty and licensing earnings. Similar efforts are being undertaken by the Operating Companies, as well as implementing a comprehensive program of selling and administrative expense reduction on an annual basis, with the objective of slowing the future growth in selling and administrative expense to a rate meaningfully below the rate of growth in revenue, while simultaneously pursuing a number of important new strategic revenue and earning initiatives.

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

Quotation of the Company's Common Shares on the "Pink Sheets" quotation service commenced in March 2002.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 011-599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 915 Broadway, New York, NY 10010.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Laws in September 1999.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia and other developing countries, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facility; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

Important information regarding risks and uncertainties is also set forth elsewhere herein, including in the Introduction, Item 3 ("Key Information - Risk Factors"), Item 4 ("Information on the Company"), Item 5 ("Operating and Financial Review and Prospects"), Item 11 ("Quantitative and Qualitative Disclosures About Market Risk"), and the audited consolidated financial statements referenced in Item 18 ("Financial Statements").

PART I

Item 1. Identity of Directors, Senior Management, and Advisers

Not Applicable

Item 2. Offering Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

Selected Financial Data

Set forth below is selected audited consolidated financial data of the Company for the twelve months ended December 31, 2001 and the three months ended December 31, 2000. Such audited financial statements include a "going-concern" qualification. See Item 18 (" Financial Statements") included herein. Due to the reorganization in bankruptcy of Old Singer and the implementation by the Company of "Fresh Start Reporting" on emergence, financial statements of Old Singer for prior periods are not comparable to post effective date results and have not, therefore, been presented or discussed herein.

(000's, except per share data)	Twelve months ended December 31, 2001	Three months ended December 31, 2000
Operating Data		
Revenues	$ 448,015	$ 129,440
Operating income	33,890	8,125
Equity in earnings from Operating Affiliates	1,736	439
EBITDA*	52,752	12,291
Interest expense, net	25,977	7,561
Net income	9,070	1,013
Per Share Data		
Basic earnings – weighted average number of shares 8.1 million	$ 0.98	$ 0.09
Diluted earnings – weighted average number of shares 9.8 million	0.93	0.09
Balance Sheet Data		
Working capital	$ 44,931	$ (54,540)
Investment in Operating Affiliates	25,772	26,626
Total assets	487,835	509,907
Current portion of long-term debt	24,695	90,723
Notes and loans payable	59,438	53,044
Long-term debt	132,541	76,445
Shareholders' equity	104,344	98,652
Capital stock	81	81

* EBITDA is defined as Net Income before interest expense, taxes, depreciation and amortization.

Risk Factors

This section contains forward-looking statements that are subject to the "Cautionary Statement Regarding Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein, including, without limitation, in the other sections referred to in the "Cautionary Statement with Respect to Forward-Looking Statements".

Economic Trends in the Company's Major Markets May Adversely Impact Results

Purchases of the Company's products are to a very significant extent discretionary. Economic downturns and resulting declines in consumption in Singer's major markets may adversely affect the level of sales and the Company's consolidated financial results and condition. The continuing economic crisis in Turkey, for example, has had, and is expected to continue to have, a negative impact on the results for the Turkey operation and for the Company as a whole. A significant economic slow down in one or more selected markets where the Company has significant sales would likely have a negative impact on the Company's consolidated results and financial position.

The Company's Liquidity is Tight

The Company's liquidity is tight. The Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and required reductions of certain significant outstanding debt balances in 2002 and 2003. Improvement in liquidity is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, and the ultimate realization of certain, one-time items, some of which are not within the Company's control.

Singer is Subject to the Risks of International Operations

A substantial portion of the Company's activities are conducted in developing and emerging markets throughout the world. There are a number of risks inherent in doing business in these markets, including, among others, less stable political systems, uncertainty with respect to regulatory and legal procedures, breakdowns in civil order, difficulties in recruiting and retaining personnel, reduced protection for intellectual property rights and potential adverse changes in tax regimes. If Singer is unable to manage the risks inherent in its international activities, this could adversely affect the Company's consolidated results and financial position.

In each of its Businesses, Singer is Subject to Intense Competitive Pressures

Singer's operations face a broad range of competitors from large international companies to small independent dealers. Some of these competitors have greater financial, technical and marketing resources available to them than does the Company. Others may be willing to engage in unethical or illegal business practices that give them at least a temporary advantage. The competitive environment has become increasingly demanding due to a number of factors, including increased price competition reflecting global over-capacity for most of the products the Company sells, the growth of new, more efficient sales channels such as mass merchants, and the broadening of consumer credit alternatives in certain markets.

Foreign Exchange Fluctuations May Negatively Impact the Company's Results

Local currency denominated financial results in each of the Singer Operating Companies around the world are translated into US dollars by applying the weighted average market exchange rate during each financial reporting period. Local currency denominated assets and liabilities are translated into US dollars by applying the market exchange rate at the end of each financial reporting period. Accordingly, the Company's results, as reported in its consolidated profit and loss statements, and the Company's assets and liabilities, as reported in the Company's consolidated balance sheets, are subject to foreign exchange rate fluctuations. In recent periods, for many operations, financial trends reported in US dollars have appeared significantly less favorable than would have been the case had those results been reported in local currency.

Dependence on Outside Suppliers

Singer relies on outside suppliers for approximately 44% of the sewing machines and essentially all of the consumer products which it sells. Reliance on outside suppliers could increase the Company's exposure to possible supply disruptions, to the introduction of defective products or inferior parts, and to increased competition from competitors sourcing similar products from the same manufacturers.

The Consumer Finance Business is Subject to Non-Performance Risks

Extension of consumer credit is an integral part of Singer's Retail operations. In most countries, the accounts receivables that are generated are financed by the local Operating Companies. A significant economic downturn in a market, a loss of critical personnel, changes in local laws or practice, or civil disorder, among other factors, could reduce collection performance impairing the value of Singer's receivables, and negatively impact the Company's consolidated results and financial position.

The Company's Facilities and Information Systems Are Subject to Damage as a Result of Disasters, Outages or Similar Events

The Company's facilities are located throughout the world and are subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events. Furthermore, as the role of information systems is becoming ever more important in the Company's operating activities, such issues as shutdowns of information systems due to such disasters, software and hardware defects, and computer viruses pose increasing risks. If such factors adversely affect the Company's operating activities, or generate expenses relating to physical or personal damage, the Company's consolidated results and financial position may be adversely affected.

The Company's Shares are Currently Quoted Only on the "Pink Sheets"

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Item 4. Information on the Company

Business Overview

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the "Singer" brand name, one of the most widely recognized and respected trademarks in the world.

The Company is a holding company and, through its Operating Companies, is engaged in two principal businesses, Retail and Sewing.

The Retail business consists primarily of the distribution through retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the availability to customers of consumer credit services provided by the Company. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 28% (excluding China, the former Soviet Republics and Eastern European countries).

Approximately 68% of Singer's revenues are generated from Retail and approximately 32% from Sewing, taking into account the revenues of the Company's non-consolidated Operating Affiliates. Retail revenues include sales by Retail Operating Companies of sewing products.

Revenues are seasonal, generally increasing somewhat during certain holiday or festival periods. For example, the Americas and Europe tend to have proportionately higher revenues in the fourth quarter due to the Christmas season, while parts of Asia have proportionately higher revenues during the Lunar New Year festivities in the first quarter. Overall, revenues tend to be higher in the fourth quarter.

The Company has a presence in more than 175 countries around the world, directly through its Operating Companies or indirectly through dealers, distributors and licensees.

Singer's ongoing business strategy is threefold:

A. To aggressively grow its core Retail business in selected emerging markets with significant growth opportunities by capitalizing on the Company's extensive Retail distribution network, the "Singer" trademark and the offer to customers of consumer credit services. Singer's plans include offering a greater variety of products and services, increasing the number and variety of distribution points and entering new, related businesses in certain of its existing markets.

B. To grow and strengthen its core Sewing business by capitalizing on the "Singer" trademark and the Company's 150-year reputation for innovation, reliability, service and value. A major objective is to regain market share lost during the turmoil of the last several years. Singer's plans include offering new, more competitively featured and priced consumer and artisan sewing machines, including the XL5000, the world's most advanced consumer sewing machine, introduced in the fall of 2001.

C. To improve operating and financial performance through management and organizational changes designed to enhance overall management and efficiency, and by implementing programs to improve product sourcing, strengthen inventory and receivables management, increase royalty and licensing earnings and reduce selling and administrative cost.

The following table sets forth certain financial information for the twelve months ended December 31, 2001, and for the three months ended December 31, 2000, for the Company's Retail and Sewing operating segments:

(000's)	Twelve months ended December 31, 2001		Three months ended December 31, 2000	
	Revenue	Operating Income	Revenue	Operating Income
Retail:				
Americas	$ 143,736	$ 13,120	$ 46,663	$ 5,777
Asia, Europe, Africa & Middle East	222,295	17,644	51,942	4,305
	366,031	30,764	98,605	10,082
Less: Operating Affiliates	(88,106)	(7,120)	(21,453)	(1,965)
Total	$ 277,925	$ 23,644	$ 77,152	$ 8,117
Sewing:				
Americas	$ 99,298	$ 14,919	$ 32,825	$ 2,057
Asia, Europe, Africa & Middle East	70,792	9,885	19,463	3,670
Total	170,090	24,804	52,288	5,727
Corporate & eliminations	-	(14,558)	-	(5,719)
Total	$ 448,015	$ 33,890	$ 129,440	$ 8,125

For additional financial information with respect to the Retail and Sewing operating segments see Item 5 ("Operating and Financial Review and Prospects") and Note 16 ("Segment Related Information") of notes to the consolidated financial statements included herein.

Retail Business

In certain countries, primarily in Asia, Mexico and the Caribbean, Singer's Operating Companies have for many years been engaged in the distribution, through retail stores and direct selling, of consumer durable products. In these countries, the "Singer" name is recognized by the consumer as a trusted source of reliable, quality products for the home at reasonable prices, as well as being identified with specific consumer products that may vary by market. This is a business with significant potential to grow along with these emerging economies and the expansion of their consumer middle class.

Products

In these countries, Singer is a retailer of various consumer durable products for the home. Products include: electronic equipment, such as televisions, VCRs, stereos, CD and DVD players, mobile telephones, portable radios and cassette players; home appliances, such as refrigerators, gas ranges, washing machines, dishwashers, dryers, sewing machines and ironing and pressing products; home furnishings, such as bedroom, dining room and occasional furniture; and additional consumer products depending on the market, such as motorcycles in Bangladesh, Pakistan and Thailand. In some cases the products are generic, and in other cases the products are selected to meet local consumer preferences. New types of products are reviewed and added to the local product offering on a regular basis. The product line offered in a particular country is to some extent tailored to the particular conditions of the local market, including consideration of product pricing levels appropriate for the market.

All consumer durable products are sourced from third-party manufacturers, with the exception of sewing machines which are sourced through Singer's Sewing operations. Singer has maintained strong historical relationships with several leading manufacturers including Goldstar, Matsushita (Panasonic/National), Samsung, Sanyo and Sharp. In some cases where there are local efficiencies or tax or duty incentives, assembly of certain products is carried out by the local Retail Operating Companies.

Historically, each Retail Operating Company has independently sourced its consumer durable products, with the exception of sewing machines. Singer is currently reviewing the extent to which efficiencies and pricing advantages can be achieved by a more centralized sourcing program for these products. This effort is facilitated by a trend to greater standardization of the product lines throughout the Company's Retail markets. Singer is also implementing computerized inventory control and related systems in certain locations, which, if successful in achieving meaningful efficiencies, will be extended to other Retail operations.

None of Singer's Retail Operating Companies commenced proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings of Old Singer. However, during the period of the bankruptcy and the turmoil preceding it, it was not possible for many of these companies to operate as efficiently, to take as much advantage of potential growth opportunities or to obtain access to as much capital, as might otherwise have been the case. In connection with and subsequent to the effectiveness of the reorganization, Singer management has been actively pursuing programs to address these issues.

Consumer Credit Operations and Related Financial Services

Extension of consumer credit has been an integral part of Singer's Retail operations since shortly after the business was founded 150 years ago. Singer's Retail Operating Companies are knowledgeable about extending credit to consumers and collecting the receivables. Consumer credit is a key element of the Singer Retail system in the emerging markets in which the Company operates, as other forms of credit are much less readily available for the average consumer in these markets than is the case in more developed countries. In addition to providing a strong impetus for sales, consumer credit continues to be a profitable element of the Retail business, and represents approximately 8% of the Company's total revenues (including the Company's non-consolidated Operating Affiliate in Thailand).

Credit-financed sales generate installment accounts receivable which generally range from three to thirty months and bear interest at rates based upon prevailing consumer interest rates in the various local markets. In most countries, these accounts receivable are financed by the local Retail Operating Company. In a few countries, some accounts receivable are sold at a discount to third-party financial institutions. It is the Company's policy, to the extent feasible, to finance such accounts receivable by borrowing funds in the country where such accounts receivable originate. The Company's installment accounts receivable as of December 31, 2001 were $60.2 million. Historically, the Retail business has experienced an overall write-off rate on installment sales of approximately 2%.

Additionally, the Company has begun to introduce additional financial services in selected Retail markets. Also, in selected markets, Singer is considering introducing consumer financing not tied to sales of the Company's products. Depending on the acceptance and success of these new offerings, they may be introduced to additional markets in the future.

Principal Retail Operating Companies

Singer's principal Retail Operating Companies are located in the following countries (in order of revenues):

Mexico

Singer's Retail Operating Company in Mexico is Singer Mexicana S.A de C.V., a 100%-owned subsidiary. Singer enjoys wide brand name recognition in Mexico. Singer Mexicana operates approximately 200 "Singer" Retail stores, selling a broad range of consumer durable products for the home. The stores, which are primarily located in non-urban areas, also serve as a base for canvassers who sell the same products at village markets and door-to-door. More than 1,000 canvassers are employed in the distribution network. The distribution network also includes more than 400 independent dealers and 180 stores of mass merchants which sell "Singer" branded sewing machines. While the operation currently does not have a significant share of the total consumer durables market, it has a significant presence in that market in non-urban areas, as well as a 73% unit market share of the consumer sewing machine market. Sales of non-sewing consumer durables represent more than 75% of Singer Mexicana's total sales. Consumer durable products are sold at the "Singer" stores under well known national brand names, except for sewing machines which are branded "Singer".

Mexico has a relatively young population, with over three-quarters of the population below the age of forty. After recovering from the peso devaluation and banking crisis of the mid-1990's, Mexico in the late 1990's achieved its highest growth rate in almost 20 years. Today, the economy is starting to recover from the impact of the current U.S. recession. In addition to the beneficial effect from any general expansion in the economy, revenue growth for Singer Mexicana is expected to come from continued upgrading and expansion of store locations, from the introduction of new products and services and more aggressive marketing. Revenue growth at Singer Mexicana has been severely inhibited in the recent past by a shortage of capital. This has generally been a problem in Mexico, which has been aggravated in the case of Singer Mexicana by the fallout from the Chapter 11 proceedings of Old Singer. Local management is actively pursuing programs designed to increase Singer Mexicana's access to capital markets.

Thailand
Singer Thailand Public Company Limited is publicly traded on the Bangkok Stock Exchange and is 48% owned by Singer. Singer Thailand operates more than 250 "Singer" Retail stores. In most cases the stores, which are primarily located in non-urban areas, serve as a base for canvassers who sell Singer products door-to-door and as a local warehouse, as well as a Retail shop. More than 6,800 canvassers are employed by the operation. Singer Thailand is a well respected supplier of consumer durable products for the home, and has a significant market share across several product categories, including a 15% share in washing machines, 9% of the television market, and a 9% share of the refrigerator market, as well as a 27% unit market share in consumer sewing machines. Sales of non-sewing consumer durables represent approximately 92% of Singer Thailand's total sales. Almost all of the consumer durable products sold by Singer Thailand currently are Singer branded, but a multi-brand strategy is being selectively introduced.

After having enjoyed one of the world's highest growth rates for a decade, Thailand has been slowly recovering from the major Baht devaluation and financial crisis of the late-1990's, with real GDP growth currently running at approximately 1.0%. Near term demand for consumer durables is expected to be in line with or greater than GDP growth. Revenue growth for Singer Thailand is expected to come from this growth in demand, from the introduction of new products and services, and from the introduction of new channels of distribution aimed at urban areas and high end consumers, which have not been Singer Thailand's traditional markets.

Sri Lanka
Singer (Sri Lanka) Limited is publicly traded on the Colombo Stock Exchange and is 81% owned by Singer. Singer Sri Lanka operates more than 115 "Singer" Retail stores, including five new "Mega Stores", one of which is the largest department store in the country, and more than 300 independent dealers. Singer Sri Lanka is recognized as a major retailer of consumer durable products for the home, and has a significant market share across several product categories, including a 50% market share in refrigerators, a 30% share in deep freezers, a 26% share in washing machines and a 22% share in televisions, as well as a 71% unit market share in consumer sewing machines. Sales of non-sewing consumer durables represent 84% of Singer Sri Lanka's total sales. Products traditionally have been sold under the "Singer" brand, but the operation has recently introduced new brands for certain products under exclusive brand arrangements, and plans to continue to expand this program as appropriate. Also, a multi-brand strategy is employed in the Mega Stores.

India
Singer India Limited is publicly traded on the Bombay and Delhi Stock Exchanges and is 51% owned by Singer. Singer India operates more than 195 "Singer" Retail stores, and also sells products through more than 575 independent dealers and mass merchants. Many of the "Singer" stores, which are primarily located in non-urban areas, also serve as a base for canvassers who sell Singer products door-to-door and as a local warehouse, as well as a Retail shop. More than 2,150 canvassers operate out of the "Singer" stores. Operations also include the manufacture of sewing machines, mainly for the local market. Sales of non-sewing consumer durables represent about 40% of Singer India's total sales, the remainder being sewing products. Products traditionally have been sold under the "Singer" brand but the operation has recently introduced additional brands for certain products.

Bangladesh
Singer Bangladesh Limited is publicly traded on the Dhaka Stock Exchange and is 80% owned by Singer. Singer Bangladesh operates 75 "Singer" Retail stores, and has 88 agency shops that mirror the operations of its own stores. Singer Bangladesh is a major retailer of consumer durable products for the home, with approximately a 19% share of this market. The operation has a 21% market share in televisions and a 36% share in washing machines, as well as a 36% unit market share of the consumer sewing machine market. Sales of non-sewing consumer durables represent almost 95% of Singer Bangladesh's total sales. Substantially all products are currently sold under the "Singer" brand name.

Caribbean
Singer Sewing Machine Company Limited, a wholly-owned Bermuda subsidiary of Singer, operates Retail branches in Jamaica and Guyana. The branches operate 14 "Singer" Retail stores in Jamaica and two in Guyana, which sell a broad range of consumer durable products for the home. Singer enjoys wide brand name recognition in these markets. Sales of non-sewing consumer durables represent about 94% of the operation's revenues. Consumer durable products are sold at the "Singer" stores under other well known national brand names, except for sewing machines, which are branded "Singer". Similar operations in Trinidad, St. Lucia and Grenada were sold to a third party in 2000 and are now covered by distribution and licensing arrangements.

Other
Countries covered by other Singer Retail Operating Companies include Greece, Pakistan, the Philippines, and Vietnam. Certain additional countries such as Indonesia are being evaluated as potential candidates for expansion of the Retail operations.

Licensing

Singer has royalty bearing licensing arrangements covering certain geographic areas where the Retail business does not have a direct operation, including Malaysia, Australia, selected countries in Africa and the Middle East and certain islands in the Caribbean and the Pacific. These arrangements allow the licensee to apply the "Singer" trademark to specified consumer durable products generally, other than sewing machines, subject to appropriate quality control protections. Typically these arrangements provide for percentage royalty payments based on sales, and a minimum annual royalty. The Company continues to look for new opportunities in the licensing field.

Sewing Business

Singer is one of the world's leading sellers of consumer and artisan sewing machines with an estimated worldwide unit market share of 28% (excluding China, the former Soviet Republics and Eastern European countries). These products are produced by the Company and certain selected third-party manufacturers, and distributed through Singer's Sewing Operating Companies' own distribution channels and through third-party dealers and distributors, as well as through Singer's Retail Operating Companies. Almost all of the sewing machines sold by the Company are marketed under the world famous "Singer" trademark, which celebrated its 150th anniversary in 2001.

Products

Singer offers a wide range of consumer and artisan sewing machines, from cast iron straight stitch models popular in emerging markets to the most advanced sewing machine in the world, the XL5000 computer machine. In certain countries the Sewing product line includes consumer clothing care products such as irons and ironing presses. In selected markets, the Company also sells a limited range of relatively simple industrial sewing machines.

Consumer and artisan sewing machine models include straight stitch, mechanical zig-zag, artisan and electronic/computer machines. The particular models from the Company's sewing product line marketed in a specific geographic area vary on a country-by-country basis, depending on the tastes, demographics, and degree of economic development of the particular market. Straight stitch models, those that sew only in straight lines, are sold primarily in less developed countries. Mechanical zig-zag sewing machines, with their ability to sew in more sophisticated patterns, remain a mainstay of the Company's product offering and are sold in all of the Company's markets in a number of models. Artisan sewing machines, with straight stitch and zig-zag patterns, are heavier duty machines and can be used in light industry. Electronic/computer machines are the most advanced sewing models and utilize state-of-the-art computer technology and memory that enable them to sew a variety of stitch types, as well as perform complicated tasks such as automatic buttonhole stitching, monogramming and decorative embroidery.

In connection with and subsequent to the effectiveness of the Chapter 11 reorganization, Singer management has been actively pursuing programs to improve product features, quality and reliability, and obtain greater product standardization and improve manufacturing and sourcing efficiencies, which had been negatively impacted to some degree during the period of the bankruptcy of Old Singer and the turmoil preceding it.

Distribution

In certain areas, such as the United States, Brazil, Italy, Turkey, Greater China and certain East European and Scandinavian countries, Singer sewing machines are distributed through Sewing Operating Companies, which operate wholesale distribution networks, consisting of independent dealers, mass merchants and, in some countries, home shopping networks and catalogs. In other countries, Sewing products are also sold through the Retail Operating Companies as described above. In the rest of the world, Sewing products are distributed through independent distributors, primarily under exclusive distribution arrangements which cover a specific geographic area. In connection with the Chapter 11 reorganization, loss-making direct operations in a number of countries were closed and converted to independent distributors. The Operating Companies in the United States, Brazil and Turkey were successfully reorganized under Chapter 11.

Principal Sewing Operating Companies

Singer's principal Sewing Operating Companies are located in the following countries (in order of revenues):

United States
Singer Sewing Company is currently 83% owned by Singer, with the remaining shares owned by Singer Sewing's former unsecured creditors. Based in LaVergne, Tennessee (near Nashville), Singer Sewing is engaged primarily in the distribution of a wide range of consumer sewing machines. Singer U.S. has an approximate 20% unit market share in consumer sewing machines, which are sold through a network of more than 460 independent dealer stores and more than 6,500 locations operated by fabric chain outlets, mass merchants, catalog showrooms, warehouse clubs or television shopping networks. The operation distributes a limited line of industrial sewing machines, and operates an industrial and consumer sewing spare parts businesses. The U.S. operation also manages the wholesale distribution

of sewing machines to customers in Canada and Puerto Rico. One customer, Wal-Mart, accounted for approximately 29.9% and 33.9% of sales for the twelve months ended December 31, 2001 and the three months ended December 31, 2000, respectively.

Singer Sewing's current share of the consumer sewing market in the United States is lower than has been traditionally the case. Factors accounting for the loss in market share included the disruption caused by the Chapter 11 reorganization and the preceding turmoil, general management inefficiencies, and product quality and placement problems. Singer Sewing has adopted programs to address these issues, strengthening relationships with dealers and mass merchants, strengthening the product line with quality machines with competitive features and attractive prices, and emphasizing cost control.

Brazil
Singer do Brasil Industria e Comercio Ltda. is a 100%-owned subsidiary of Singer. Singer Brazil operates a wholesale sewing machine distribution business in Brazil, with a unit market share of approximately 78%. Sewing products are sold through a network of more than 12,000 independent dealers and more than 120 mass merchants. Singer Brazil also operates the Company's largest manufacturing facility (see "Manufacturing" below).

In view of their very substantial market share, Singer Brazil is seeking to grow its business by increasing interest in the sewing category, reaching out to younger and more affluent consumers. In addition, Singer Brazil is selectively introducing additional imported consumer and artisan sewing machines that complement the models that are manufactured in Brazil.

Italy
Singer Italia Spa is a 51%-owned subsidiary of Singer. During the past year, Singer Italy completed a major reorganization, moving from an operation with a large number of retail shops and a wholesale distribution network selling a range of consumer durable products, to an operation that is primarily a wholesaler of sewing products. Singer Italy's distribution network consist of ten retail shops and more than 640 independent dealers. Singer Italy has approximately a 42% unit market share of the consumer sewing market in Italy.

Turkey
Sinmak Dikis Makinalari Sanayi Anonim Sirket is a 93%-owned subsidiary of Singer. Singer Turkey operates a wholesale sewing machine distribution business in Turkey, with a unit market share of approximately 65%. Sewing products are sold through a network of more than 690 independent dealers. Singer Turkey also operates a small factory which primarily supplies sewing machines for the local market. The current economic crisis in Turkey is having a negative impact on the Turkey operation causing a very significant decline in domestic market sales, although the operation's market share has increased. To mitigate the short- and medium-term impact of the crisis, the Turkey operation is seeking to contain costs, more effectively maintain sales and increase factory utilization through increased exports.

Other
Regions covered by other Sewing Operating Companies include Greater China (China and Taiwan), East Europe (managed from the Czech Republic) and Scandinavia (managed from Denmark).

Distributors and Licensees

In the rest of the world, Singer distributes its Sewing products through independent distributors. Under the typical distribution arrangement, a distributor is given an exclusive right in a specific territory for "Singer" branded consumer sewing machines, and, in return, is required to purchase their product requirements from Singer. Normally, there are annual purchase targets for the distributor. The Company continually assesses its distribution arrangements and considers replacement of distributors that are not meeting targets. In connection with the Chapter 11 reorganization of Old Singer, a number of unprofitable direct operations were converted to distributorships. Singer estimates that its unit market share, with sales primarily through distributors, is approximately 21% in Western Europe and 34% in Latin America (excluding Brazil and Mexico).

Certain smaller distributors in Africa and the Middle East are serviced through Singer Africa Middle East Ltd., the Company's distribution and trading subsidiary, based in Amman, Jordan. Certain smaller distributors in Latin America are serviced through Singer Americas Trading S.A., the Company's Uruguayan distribution and trading subsidiary. Other distributors in the Americas, Asia and Europe are assisted by the above distribution companies, by adjacent Singer Sewing Operating Companies or by Singer Sourcing Limited, the Company's centralized Sewing sourcing operation.

In connection with the Chapter 11 reorganization, the former wholesale sewing machine distribution operation in Japan has been wound up. The Company has entered into an exclusive, royalty-bearing licensing arrangement with an independent sewing machine manufacturer in Japan, who has been granted a license to manufacture and distribute sewing machines in Japan bearing the "Singer" name.

Singer also has royalty-bearing licensing arrangements with third-party distributors covering sewing needles and other sewing notions in the United States and certain other countries.

Manufacturing and Sourcing

The Company's largest manufacturing operation is located in Campinas and Ceara, Brazil, and currently produces approximately 700,000 mechanical, zig-zag consumer sewing machines annually. Approximately, 70% of production is exported, primarily to the United States and Europe. Certain types of sewing machine needles are also manufactured at a facility in Brazil. The Brazil manufacturing operation employs over 1,200 people.

Singer's other major manufacturing facility is located in Shanghai, China, which has an annual production of approximately 80,000 cast iron, mechanical zig-zag and overlock sewing machines. The cast iron machines are exported mainly to Mexico and other developing country markets around the world, while the overlock machines are exported primarily to the United States and Europe. The Company also has small sewing machine factories in Turkey and India, which mainly supply the local market. In some cases where there are local efficiencies or tax or duty incentives, light assembly of certain models of sewing machines and the manufacture of sewing furniture is carried out by the local Retail Operating Companies.

While the Company manufactures a majority of the consumer sewing machines sold through its distribution network, Singer also sources consumer sewing machines meeting its specifications from various independent manufacturers in Asia. The Company also markets a range of artisan sewing machines and a limited range of relatively simple industrial sewing machines, which are also sourced from third-party manufacturers.

This balance of manufacturing and sourcing gives Singer significant flexibility in meeting changing consumer tastes and demand with a relatively small fixed investment. Most sewing machine procurement, from both Singer facilities and from third-party manufacturers, is managed centrally though Singer Sourcing Limited, the Company's sourcing operation administered in Singapore. This operation administers most sales between the Singer factories and Singer Operating Companies, as well as outside distributors, increasing efficiency in the supply chain and allowing the Company to more easily monitor sales trends and adjust for changes in demand.

Background and Formation of the Company

The Reorganization Plan and Related Matters

Singer's operations and the "Singer" trademark were acquired from Old Singer pursuant to a Plan of Reorganization (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced in September 1999. The majority of the operations acquired by Singer under the Reorganization Plan did not, however, commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings.

Under the Reorganization Plan, which became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and substantially all of the Common Shares of the Company (the "Common Shares") were issued to the Singer Creditor Trust to be distributed to the holders of allowed general unsecured claims against Old Singer. With the exception of Mr. Stephen H. Goodman, the Chairman, President and Chief Executive Officer of the Company, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the directors of the Company were appointed by the Creditors' Committee of Old Singer in accordance with the Reorganization Plan.

In connection with the effectiveness of the Reorganization Plan, the Company implemented "Fresh Start Reporting" as of September 30, 2000. Financial statements of Old Singer for prior periods are not comparable to post effective date results and have not, therefore, been presented or discussed herein.

The report of the Company's independent accountants for the twelve months ending December 31, 2001, includes a "going-concern" qualification. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and seeking and obtaining additional or replacement financing or successfully renegotiating with creditors under the credit facilities.

The Company believes that its Operating Companies have viable core businesses and that it has the potential to meaningfully improve operating and financial performance.

See also "The Reorganization Plan", "Fresh Start Reporting" and "Management's Plans" in Note 1 ("Business and Organization") and Note 10 ("Long-Term Debt") of the notes to consolidated financial statements included herein. See also Item 9 ("The Offer and Listing - Markets") for information relating to the distribution of the Company's Common Shares to holders of allowed unsecured claims of Old Singer and related matters.

Patents, Trademarks and Licenses

The Company owns a number of trademarks for its products, including the "Singer" trademark. The "Singer" trademark (and the value associated with it) is of great importance to the Company. As part of the "Fresh Start Reporting" implemented in connection with the Reorganization Plan, the Company valued the "Singer" trademark at $85 million based on an independent appraisal at that time. The Company uses its trademarks directly, and indirectly through licensees, to identify and promote its products throughout the world. In addition, the Company owns or has licensed a number of patents, which the Company considers adequate for its business. Except for the "Singer" trademark, the Company does not consider any of its trademarks or patents to be material to the Company as a whole. The Company's interest in its trademarks and patents has been pledged to secure a major financing arrangement. See "Nova Scotia Financing Agreement" in Note 10 ("Long-Term Debt") of the notes to consolidated financial statements included herein.

Advertising

For the twelve months ended December 31, 2001, advertising expenditures were approximately $14 million, or approximately 3% of total revenues. For the three months ended December 31, 2000, advertising expenditures were approximately $5 million, or approximately 3.8% of total revenues. The Company expects to increase its advertising expenditures in 2002. The method of advertising varies from country to country and includes in-store promotions, newspaper and magazine advertisements, television commercials, promotion of sporting events and promotions on game show programs, and incentive trips and awards. The level of local advertising expenditures varies depending on the local market. In addition to its direct advertising expenditures, the Company also supports the local advertising of its dealers and other merchants.

Competition

The Company experiences substantial competition in each of the markets in which it competes. The Singer Retail Operating Companies face competition from major national retailers in selected markets and from small, independent stores and dealers in all markets. The Company believes that the principal basis upon which its Retail Operating Companies compete are: service, including convenient location, availability of credit and after-market support; brand reputation; and product quality, reliability and price. The Company believes it possesses a competitive advantage in certain markets, particularly as compared with small, independent retailers and dealers, in its ability to offer consumer installment credit for the purchase of consumer durables.

In the market for Sewing products, the Company experiences substantial competition, principally in the low and middle market segments from manufacturers in the Far East and in the high-end of the market from manufacturers in Europe and Japan. These manufacturers generally sell to independent dealers and distributors, and in certain markets, through mass merchants, mail-order houses and other forms of mass market distribution. The Company believes that the principal basis upon which it competes in the Sewing market segment are product features, quality, price and brand reputation. The Company believes it competes effectively in its geographic markets with these manufacturers because of its reputation for innovation, quality and reliability, and its well-established distribution network.

Organizational Structure

Singer's significant Operating Companies are as follows:

Name	Country of Incorporation	Ownership Interest (%)
Singer AEE Home Appliances	Greece	100
Singer Africa Middle East Ltd.	British Virgin Islands	100
Singer Americas Trading S.A	Uruguay	100
Singer Bangladesh Limited	Bangladesh	80
Singer do Brasil Industria e Comercio Ltda.	Brazil	100
Singer India Limited	India	51
Singer Italia SpA	Italy	51
Singer Mexicana S.A. de C.V.	Mexico	100
Singer Pakistan Limited	Pakistan	70
Singer Sewing Company	USA	83
Singer Sewing Machine Company Limited	Bermuda	100
Singer (Shanghai) Sewing Machine Company Ltd.	China	90
Singer Sourcing Limited	British Virgin Islands	100
Singer (Sri Lanka) Limited	Sri Lanka	81
Singer Thailand Public Company Limited	Thailand	48
Sinmak Dikis Makinalari Sanayi Anonim Sirketi	Turkey	93

Plant, Property and Equipment

Singer and its Operating Companies maintain management offices and manufacturing facilities in the following locations.

Management Offices -
Asia, Europe, Africa & Middle East

Dhaka, Bangladesh
Shanghai, China
Prague, Czech Republic
Copenhagen, Denmark
Athens, Greece
New Delhi, India
Milan, Italy
Amman, Jordan
Karachi, Pakistan
Manila, Philippines
Colombo, Sri Lanka
Bangkok, Thailand
Istanbul, Turkey
Ho Chi Minh City, Vietnam

Management Offices -
North & Central America, South America

Campinas, Brazil
Kingston, Jamaica
Mexico City D.F., Mexico
LaVergne, Tennessee, USA

Manufacturing Facilities

Campinas, Brazil
Ceara, Brazil
Indaiatuba, Brazil
Shanghai, China

The manufacturing facilities listed above represent the principal owned and operated factories of the Company. The three Brazil facilities are currently operating at near capacity output levels; the China facility is operating with excess capacity. In addition, the Company owns or leases warehouse space and various smaller manufacturing or assembly facilities in various countries. A geographic summary of the principal Company owned manufacturing and assembly facilities, including related office, service and warehouse areas utilized by the Company is as follows:

	Principal Company Owned Facilities	
	Number of Facilities	Floor Space (000's of sq. ft.)
Americas	2	642
Asia, Europe, Africa & Middle East	30	974
	32	1,616

Certain manufacturing properties have been pledged as collateral against the related operations' bank borrowings. The Company's management considers its properties to be well maintained and believes its plant capacity is adequate for its current needs.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2001 and the three months ended December 31, 2000 together with the Auditor's Report. See Item 18 ("Financial Statements"). Additional future-oriented information can also be found in Item 4 ("Information on the Company"). This section contains forward-looking statements that are subject to the "Cautionary Statement Regarding Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein, including without limitation in the other sections referred to in the "Cautionary Statement with Respect to Forward-Looking Statements". Financial statements of Old Singer for prior periods are not comparable to post effective date results and have not, therefore, been presented or discussed herein.

Results Of Operations

Twelve Months Ended December 31, 2001

For the twelve months ended December 31, 2001, Singer reported consolidated revenues of $448.0 million. Singer's non-consolidated Operating Affiliate in Thailand accounted for an additional $88.1 million in sales, which are not included in this total. Finance charges included in revenues were $32.8 million for the twelve-month period. Royalty and licensee income included in revenues were $5.4 million for the full year.

Gross profit for the full year was $167.6 million, representing a gross margin of 37.4%. Operating income for the period was $33.9 million; EBITDA was $52.8 million. The Company's net income for the twelve months of 2001 was $9.1 million.

Amortization expense for intangible assets, included in operating and net income for the twelve months, totaled $5.3 million or 1.2% of revenues; this primarily relates to the Singer trademark. Effective

January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards (SFAS) No. 142, "Accounting for Goodwill and Other Intangible Assets", pursuant to which Singer will no longer amortize the value of the trademark and most other intangible assets, reducing amortization expense by approximately $5.2 million per year, subject, however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has not yet determined the impact, if any, of the impairment provisions of SFAS No. 142, but the Company believes there will be no significant short-term effect on the consolidated financial statements of the Company.

The Retail operations (including Thailand) accounted for 68% of Singer's revenues in 2001, and for 55% of Singer's operating earnings before corporate expense, including amortization of intangibles, and eliminations. Particularly strong contributors to the results of this segment during the period include the Retail businesses in Mexico, Thailand and Sri Lanka, with revenues of, $121.8 million, $88.1 million and $50.2 million, respectively, and operating profits in the period of $10.5 million, $7.1 million and $5.5 million, respectively.

The Sewing business accounted for 32% of Singer's revenues in 2001 and for 45% of operating earnings before corporate expense and eliminations. Especially strong contributors to the results of this segment were the Sewing manufacturing and marketing operations in Brazil and the Sewing marketing operations in the United States, with revenues for the period of $62.0 million and $62.9 million respectively, and operating profits for the year of $10.3 million and $3.4 million, respectively. The current economic crisis in Turkey has continued to have a negative impact on the Sewing operations. Singer's Turkey operation incurred net losses of $2.4 million in the twelve-month period on sales of $7.6 million. The Turkey operation currently is implementing programs to rationalize its business to mitigate the short- and medium-term impact of the crisis.

Results of operations were adversely impacted for the year by the continued strengthening of the US dollar against most foreign currencies. As the dollar rises, the reported dollar value of local currency revenues, costs and profits decline. Partially offsetting the strengthening US dollar is the improvement in earnings at Singer's Brazil factory, where the majority of costs are local currency based while the majority of sales are dollar based.

Interest expense for the twelve-month period was $26.0 million. Interest expense incurred by the Operating Companies during the period totaled $20.2 million, while Corporate interest expense in the period was $5.8 million; interest expense for the period in the Company's non-consolidated Operating Affiliate in Thailand was $2.0 million.

Equity in earnings from Operating Affiliates, primarily the Company's operating affiliate in Thailand, totaled $1.7 million during the twelve-month period.

Miscellaneous other income was $5.7 million in the twelve-month period resulting from a $2.9 million gain on foreign exchange primarily in the Brazil operations, $0.9 million of interest income, $0.7 million gain on sale of miscellaneous assets, $0.5 million gain on settlement of a legal claim and $0.4 million in income from fees for services charged to liquidating entities.

Provision for income taxes amounted to $5.9 million in the twelve-month period. The 38% tax provision largely reflects the impact of lower effective national tax rates in certain countries with losses and tax losses for which no tax benefit has been recorded, most notably in Turkey.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.8 million for the twelve-month period. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.3 million for the twelve-month period has been accrued representing the accretion in the value of the Preferred Shares. The net income applicable to Common Shares was $8.0 million for the year.

Three Months Ended December 31, 2000

For the three months ended December 31, 2000, Singer reported consolidated revenues of $129.4 million. Revenues of Singer's 48% owned Thailand Operating Affiliate, which amounted to $21.5 million for the quarter, are not included in this total. The fourth quarter is traditionally the strongest sales quarter overall for the Company's operations. Included in revenues for the quarter was $0.9 million of royalty and license income.

Gross profit for the period was $51.0 million, representing a gross margin of 39.4% on sales. Operating income for the period was $8.1 million; EBITDA was $12.3 million. The Company's net income for the quarter was $1.0 million.

The Company's gross margin reflects the inclusion in revenues of finance charges on consumer credit sales. Finance charges for the quarter were $7.9 million. S&A expense was 32.2% of revenues reflecting, in part, the Company's highly personalized selling and collecting effort and strong after sales service and support.

Results of operations were adversely impacted for the period by the strengthening of the US dollar against most foreign currencies. As the dollar rises, the reported dollar value of local currency revenues, costs and profits decline, with margins also eroding to the extent that purchases or other costs are fixed in dollars. Partially offsetting this margin erosion is the improvement in earnings at Singer's factories, particularly in Brazil, where the majority of costs are local currency based while the majority of sales are dollar based.

Results of operations were also adversely impacted during the quarter by the Company's tight liquidity, particularly in Mexico where sales and profits were reduced by stock-outs of certain fast moving items during the Christmas selling season. Changes in prices did not have a significant impact on the Company's operations in the period.

The Retail operations accounted for 66% of Singer's revenues in the three-month period and for 68% of operating earnings before corporate expense, including amortization of intangibles, and eliminations (including in this segment and in the total, the revenues from the Company's non-consolidated Operating Affiliate in Thailand). Particularly strong contributors to the results of this segment during the quarter include the Retail businesses in Mexico, Thailand and Sri Lanka, with revenues in the quarter of, $38.5 million, $21.5 million and $12.6 million, respectively, and operating profits in the period of $4.7 million, $2.0 million and $1.5 million, respectively.

The Sewing business accounted for 34% of Singer's revenues in the quarter and for 32% of operating earnings before corporate expense and eliminations. Especially strong contributors to the results of this segment include the Sewing manufacturing and marketing operations in Brazil and the Sewing marketing operations in the United States, with revenues in the quarter of $18.2 million and $18.1 million, respectively, and operating profits in the period of $2.0 million and $1.0 million, respectively.

Interest expense for the three months was $7.6 million, of which $5.9 million represents interest incurred by the Singer Operating Companies, primarily in connection with the financing of working capital, and $1.7 million represents corporate interest expense. An additional $0.7 million in interest expense was incurred by the Company's Operating Affiliate in Thailand.

Equity in earnings from Operating Affiliates totaled $0.4 million for the quarter primarily relates to the Company's Operating Affiliate in Thailand.

Provision for income taxes amounted to $0.5 million in the quarter. The high tax provision largely reflects the impact of lower effective national tax rates in certain countries with losses and tax losses for which no tax benefit has been received, offset, in part, by the utilization of foreign operating loss carry forwards and lower effective national tax rates in certain countries with earnings.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.2 million for the three-month period. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.1 million for the three- month period has been accrued representing the accretion in the value of the Preferred Shares. The net income applicable to Common Shares was $0.7 million for the quarter.

Liquidity and Capital Resources

Twelve Months Ended December 31, 2001

For the twelve months ended December 31, 2001, Singer had a net cash inflow from operations of $17.3 million primarily due to the positive contribution from earnings and depreciation and amortization of $20.9 million which was partially offset by foreign exchange gain and gain on disposal of property, plant and equipment totaling $3.8 million. Net working capital requirements generated $0.2 million of cash due to decreases in inventory and prepaid expenses combined with an increase in accounts payable and accrued expenses. This was offset by an increase in accounts receivable and other. Capital expenditures for the year were $6.7 million while proceeds on disposals of property, plant and equipment totaled $2.0 million. Decrease in notes and loans payable and repayments of long-term debt amounted to $15.4 million for the twelve months while additions to long-term debt were $7.0 million for the period.

As of December 31, 2001, Singer had net working capital of $44.9 million compared to a net working capital deficit of $54.5 million as of December 31, 2000. The $99.4 improvement in the working capital position was partially due to the reclassification of approximately $26.0 million of accrued liabilities to non-current liabilities as management has concluded that these accrued liabilities will not be settled within the following twelve months, and a decrease of $11.4 million in accounts payable.

In addition, as of December 31, 2000, the working capital deficit arose in part, from the reclassification as short term of $67.5 million in long-term amounts due under financing arrangements where the Company or a subsidiary of the Company was in breach of certain financial covenants. The financing agreement entered into between the Singer Sewing Company, a U.S. subsidiary of the Company, and certain lenders with the Bank of Nova Scotia as Agent, contain certain covenants and place certain restrictions upon the Company and the Singer Sewing Company, respectively. Under the more restrictive of these requirements, the borrower under each Agreement must observe certain specified financial covenants including minimum quarterly EBITDA. As of December 31, 2000, the Company and the

Singer Sewing Company were both not in compliance with certain of their respective covenants and restrictions.

During fiscal 2001, the Company was not in compliance with certain covenants and restrictions. The Company successfully renegotiated appropriate modifications to the financial covenants with the Bank of Nova Scotia and, as a result, the bank agreed to amend certain financial covenants for December 31, 2001 and fiscal 2002. The bank also agreed to waive all prior covenant defaults.

As a concession for these waivers and modifications, the payments to the Bank of Nova Scotia have been restructured to require an additional payment of $5.0 million on June 30, 2002 and a further $5.0 million payment by December 31, 2002.

As of December 31, 2001, the Company and the Singer Sewing Company were both in compliance with all of their respective covenants and restrictions.

As of December 31, 2001, Singer's liquidity position was extremely tight. The Company's available short-term lines of credit and corresponding amounts utilized at December 31, 2001, as reflected in the Company's balance sheet, are indicated below:

(000's)	**Available Line**	**Utilized**
Sri Lanka	$ 24,991	$ 14,530
India	8,568	7,292
Mexico	8,874	8,874
Brazil	7,208	7,208
Pakistan	5,264	3,388
Greece	3,236	4,009
Italy	4,490	3,348
Other	12,872	10,789
Total	$ 75,503	$ 59,438

While the above table indicates $16.1 million in available facilities, the Company was fully drawn under its Mexico and Brazil facility and overdrawn in its Greece facility. While significant facilities remain unutilized in certain locations these facilities are not generally available to provide liquidity in other locations.

Improvement in the Company's liquidity is dependent on a number of factors, including achievement of improved operating and financial performance, working capital efficiencies, and the ultimate realization of significant, one-time items, some of which are not within the Company's control.

The Company believes that its Operating Companies have viable core businesses and that the Company has the potential to meaningfully improve operating and financial performance in 2002 and beyond and to achieve its minimum-operating plan. The Company's plans include efforts over the next nine to twelve months to arrange for additional financing facilities in several of its operating units.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 1 to the financial statements, the Company is a new corporate entity arising from a Plan of Reorganization adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code which became effective on September 14, 2000. Continuation of the Company's business is dependent on its ability to achieve successful future operations. Also, as more fully discussed in Note 10 to the financial statements, the Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and required reductions of certain significant outstanding debt balances in 2002 and 2003. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and seeking and obtaining additional or replacement financing or successfully renegotiating with creditors under the credit facilities. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Research and Development

Research and development expenses are incurred largely at Singer's manufacturing facilities in Brazil. The amount spent on research and development in the twelve-month period ended December 31, 2001 and in the three-month period ended December 31, 2000 was not material. The Company is able to offer competitive, state-of-the-art computer machines and full-featured, mechanical machines by working closely with third-party manufacturers who supply the Company with product.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position, results of operation or liquidity. The amount spent on environmental and pollution matters was not material in the twelve-month period ending December 31, 2001 and in the three-month period ending December 31, 2000.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting and changes the criteria for recognition of intangible assets acquired in a business combination. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The Company does not expect that the adoption of SFAS No. 141 will have a material effect on its financial position or results of operations.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The provisions of SFAS No. 142 will be effective for the fiscal year ending December 31, 2002. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142. The adoption of SFAS No. 142 is expected to reduce amortization expense by approximately $5.2 million per year, subject however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has not yet determined the impact, if any, of the impairment provisions of SFAS No. 142, but the Company believes there will be no significant short-term effect on the consolidated financial statements of the Company.

In July 2001, the FASB also issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost as well as any legal obligations associated with the retirement of tangible long-lived assets. The Company plans to adopt SFAS No. 143 effective January 1, 2002. The Company does not expect that the adoption of SFAS No. 143 will have a material effect on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company is required to implement SFAS No. 144 on January 1, 2002. The Company does not expect that the adoption of SFAS No. 144 will have a material effect on its financial position or results of operations.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information regarding the officers and directors of the Company as of the date of this Report:

Name	Age	Position
Stephen H. Goodman	57	Chairman of the Board, President and Chief Executive Officer; Director
Phillip Watson	62	Executive Vice President, General Counsel and Secretary
James P. Kelly	54	Vice President, East Asia Retail
Rainer Moser	58	Vice President, Sewing Marketing
Fernando A. Monfort	47	Vice President, Marketing and Americas Retail
Kamal Shah	61	Vice President, West Asia Retail
Robert S. Turnbull	56	Vice President, Sewing Manufacturing
John P. Cannon	39	Vice President, Treasurer
James Rehus	50	Vice President, Controller and Chief Accounting Officer
Paul Chin	42	Assistant Controller
John Nashmi	35	Assistant Controller
Antonio Costa	60	Director
Alex Johnston	38	Director
Stewart M. Kasen	62	Director
William C. Langley	63	Director
Malcolm J. Matthews	61	Director
Saroj K. Poddar	56	Director
Joseph A. Pollicino	62	Director
Ian A. Skeggs	53	Director

Stephen H. Goodman. Mr. Goodman was appointed Chairman, President and Chief Executive Officer of Singer N.V. and a Director effective September 2000. From the beginning of 1998 through that date, he was President and Chief Executive Officer and a Director of Old Singer. Prior to joining Old Singer, Mr. Goodman was a Managing Director of Bankers Trust Company. Mr. Goodman is also a Director of Emerson Radio Corp.

Phillip Watson. Mr. Watson was appointed to his present position with Singer N.V. effective September 2000. From September 1999 to such date he was General Counsel of Old Singer. Before that, Mr. Watson was Group Counsel for the Akai Group, which held a controlling interest in Old Singer.

James P. Kelly. Mr. Kelly was appointed to his present position with Singer N.V effective January 2001. From September 2000 to that date, he was Vice President, East Asia, responsible for specific Retail and Sewing markets in Asia. From May 1999 to September 2000, he was Vice President of Old Singer, responsible for these markets. Prior to joining Old Singer, Mr. Kelly had been associated with Inchcape plc, most recently as Regional Director, Southeast Asia.

Rainer Moser. Mr. Moser was appointed to his present position with Singer N.V effective January 2001. From October 2000 to that date, he was Vice President, Europe, responsible for the Sewing markets in Europe. Prior to joining Singer, Mr. Moser had been associated with Pfaff, the German sewing machine manufacturer and a subsidiary of Old Singer which filed for bankruptcy in September 1999, most recently as Vice President Consumer Sewing.

Fernando A. Monfort. Mr. Monfort was appointed to his present position with Singer N.V. effective March 2002. From August 2001 to that date, he was responsible solely for Corporate Marketing. Prior to joining Singer, Mr. Monfort had been associated with Display Technologies where he served as Managing Director, International. Prior to that, he was employed in a number of senior international marketing and general management positions by Avon Products and Premark International.

Kamal Shah. Mr. Shah was appointed to his present position with Singer N.V effective January 2001. From September 2000 to that date, he was Vice President, West Asia, responsible for specific Retail and Sewing markets in Asia. Prior to that time he was Vice President of Old Singer, responsible for specific markets in Africa, Australia, Asia and the Middle East.

Robert S. Turnbull. Mr. Turnbull was appointed to his present position with Singer N.V effective September 2000. Prior to that time he was Vice President of Old Singer, responsible for Manufacturing worldwide.

John P. Cannon. Mr. Cannon was appointed to his present position with Singer N.V. effective October 2000. Prior to that time, Mr. Cannon held a number of positions with Bankers Trust Company and J.P. Morgan in the United States and Asia, with experience in derivatives/risk management, debt restructuring, asset finance, corporate finance and mergers and acquisitions.

James Rehus. Mr. Rehus was appointed to his present position with Singer N.V effective September 2001. Prior to joining Singer, Mr. Rehus held a number of positions in both the U.S. and Canada with American Greetings Corporation, a U.S. public company. Mr. Rehus's most recent position was as Chief Financial Officer of Carlton Cards Limited, the Canadian subsidiary of American Greetings.

Paul Chin. Mr. Chin was appointed to his present position with Singer N.V effective September 2000. From September 1999 to that date he was Assistant Controller of Old Singer. Prior to September 1999, Mr. Chin held a number of positions in the Controller's office of Old Singer.

John Nashmi. Mr. Nashmi was appointed to his present position with Singer N.V. effective August 2001. Prior to joining Singer, Mr. Nashmi held financial positions in various companies, most recently as Chief Financial Officer of Hitcom Corporation, a U.S. public company.

Antonio Costa. Mr. Costa is currently the President and a Director of Singer Produtos Electricos S.A. and an Officer and Director of its various affiliated companies. Singer Produtos and certain of its affiliates, which operate a consumer products distribution business in Portugal and Spain, were acquired from Old Singer in September 2000 by a Portuguese investor group in which Mr. Costa holds a minority equity interest. Prior to the acquisition, Mr. Costa was Vice President, Europe, of Old Singer and was an Officer and Director of various Singer companies in Europe. Mr. Costa was appointed a Director of the Company in August 2001.

Alex Johnston. Mr. Johnston is a founder director of Freud Communications, the largest consumer public relations agency in the United Kingdom, where he specializes in global brand strategy. For many years, Mr. Johnston was the agency's New Business and Creative Director and, more recently, focused on his role as Executive Director of Freud Networks - the venture capital offshoot of Freud Communications. Mr. Johnston was appointed a Director of the Company in September 2000.

Stewart M. Kasen. Effective April 2002, Mr. Kasen is the Director, President and Chief Executive Officer of S&K Famous Brands, Inc. He has served as President of Schwarzschild Jewelers from September 2001 to April 2002. Mr. Kasen also has served as the Chairman, President and Chief Executive Officer of Factory Card Outlet Corp. and Best Products, Co., Inc., as well as President and Chief Executive Officer of Emporium-Capwell Co., and Thalhimer Bros. Co., Inc. Currently, Mr. Kasen serves on the boards of Markel Corp., K2 Inc., Gordmans, and Department 56. Mr. Kasen was appointed a Director of the Company in September 2000.

William C. Langley. Mr. Langley was employed by the Chase Manhattan Corporation from 1961 through 1996, serving as Chief Credit and Risk Policy Officer from 1990 to 1996. Since his retirement, Mr. Langley has served as a Director of Seven-Up Bottling Company of Southern California, Morrison Knudsen Corporation and Chase Preferred Capital Corporation and has completed various consulting assignments. He is currently a Director of Imperial Home Decor Group. Mr. Langley was appointed a Director of the Company in September 2000.

Malcolm J. Matthews. Mr. Matthews is currently a member of the Board of Directors and a consultant to TAL Apparel Ltd., a multi-national garment manufacturer. Mr. Matthews served as a consultant to Old Singer during late 1999 and early 2000, managing the program to identify new third-party suppliers of sewing machines. He is the former Managing Directory/Chief Executive Officer of the Hong Kong & China Gas Company, a Hong Kong public utility. Mr. Matthews has also been deputy Chairman of the Federation of Hong Kong Industries and President of the Hong Kong Institution of Engineers. Mr. Matthews was appointed a Director of the Company in September 2000.

Saroj K. Poddar. Mr. Poddar currently serves as the non-executive Chairman of Singer India Limited, an Indian public company in which Singer owns 51% of the equity. Mr. Poddar also currently serves as Chairman of the Board of Poddar Heritage Enterprises, Gillette India Limited (a joint venture between the Gillette Co. of U.S.A. and Poddar Heritage Enterprises), Alstom Limited, Simon India Limited and as Vice Chairman of Texmaco Limited. He is also a member of the Board of Directors of certain affiliates of Poddar Heritage, Gillette and Alstom, as well as a member of the Board of Chambal Fertilisers & Chemicals Ltd., Essar Shipping Limited, Rosenbluth Lionel India Ltd., Zuari Industries Limited, Zuari Cement Limited, Indo Moroc Phosphore S.A. Morocco, Coltrane Corporation Limited, Calcutta Tramways Co. Ltd., Globalware Holding Limited, and Planon Group Limited. Mr. Poddar was appointed a Director of Singer N.V. in September 2000.

Joseph A. Pollicino. Prior to Mr. Pollicino's retirement, he served as a Director of CIT since August 1986 and Vice Chairman of its Board of Directors and Chief Risk Officer since December 1989. Prior to December 1989, Mr. Pollicino held a number of executive positions at CIT and at Manufacturers Hanover Corporation, where he had been employed since 1957. Mr. Pollicino was appointed a Director of the Company in September 2000.

Ian A. Skeggs. Mr. Skeggs is currently a Senior Adviser to Swire Pacific Ltd., Sales and Marketing Director to Swire Automotive Group and Chief Exective to Swire Motors Ltd. in East China and Hong Kong. Mr. Skeggs has served as a Director of Inchcape Pacific, Inchroy Credit Corporation and Inchcape Marketing, and as Vice Chairman of the Motor Transport Company of Guangdong & Hong Kong Ltd. and Vice Chairman of Nanjing Hongkong Changjiang Co. Ltd. In positions at Inchcape Motors International, Mr. Skeggs has served as Regional Director, Middle East & Asia Pacific, Chief Executive for Inchcape Motors Hong Kong and Chief Executive for Mazda Hong Kong. Mr. Skeggs was appointed a Director of the Company in September 2000.

Compensation

An aggregate of approximately $3.4 million in compensation, including salary and bonus, was paid by the Company to all of its directors and senior management as a group (19 persons) in the year ended December 31, 2001. Such amount does not include amounts expended by the Company for automobiles made available to senior management or expenses (including business travel, professional and business association dues and expenses) reimbursed to directors and senior management.

The Company adopted a short-term bonus plan for 2001 (the "2001 Incentive Plan") which provided for cash awards to be paid in 2002 to selected employees, with the amount of such awards being based on the performance of such employee's business unit or the Company's overall performance, subject to increase if one or two specific objectives were achieved. An employee's award was based on that employee's base salary. Employees eligible to participate in the 2001 Incentive Plan include corporate officers (other than the Company's President and Chief Executive Officer), general managers of business units, and key managers. The 2001 Incentive Plan, which provided for awards ranging up to 100% of base salary for significant over-Plan achievement, was approved by the independent members of the Compensation Committee of the Board of Directors. Approximately $1.0 million in bonuses are being distributed under the 2001 Incentive Plan.

The independent members of the Board of Directors of the Company have approved a similar type bonus plan for 2002 (the "2002 Incentive Plan"). Under the 2002 Incentive Plan, any individual's awards will be based on an assessment of that participant's and his business unit's contribution towards achieving the Company's objectives for the year, with the total amount of all awards limited by a formula tied to the Company's actual 2002 net income achieved. Under the 2002 Incentive Plan, individual awards cannot exceed 50% of base salary. Awards to participants reporting directly to the Company's President and Chief Executive Officer are subject to review by the Compensation Committee.

The bonus for the Company's President and Chief Executive Officer is determined pursuant to a formula tied to Singer's net income. The formula is set out in Mr. Goodman's employment agreement which was negotiated and approved by the Creditors' Committee of Old Singer. This bonus formula as applicable for 2002 was modified in certain respects by action of the independent members of Company's Board of Directors.

The Company does not have a pension plan. Singer maintains a 401(K) profit sharing plan for eligible U.S. employees. The principal features of the plan permit eligible employees to contribute their own monies on a pre-tax basis up to 15% of base salary in accordance with section 401(K) of the Internal Revenue Code. For the year ended December 31, 2001, the Company provided a voluntary employer contribution of 3% of the employees' base salary, and a non-elective employer contribution of 4%. For the twelve months ended December 31, 2001, the Company paid $0.4 million in respect of such employer contributions. For the year 2002, the Company is providing a voluntary employer contribution of 3.0% of the employees' base salary.

Board Practices

All but one of the members of the Board of Directors of the Company were appointed at the time of the effectiveness of the Reorganization Plan in September 2000. The full Board is composed of nine directors, consisting of two Class I directors, five Class II directors and two Class III directors. Class I directors were to serve until the first shareholders meeting held after the first anniversary of the effective date, Class II until the first shareholders meeting after the second anniversary and Class III until the first shareholders meeting after the third anniversary. Thereafter, and subject to the right of the Company to amend its articles and bylaws and subject to election by shareholder vote, directors will serve three year terms, regardless of Class. Two of the Class I directors, three of the Class II directors and one of the Class III directors were appointed by the Creditors' Committee of Old Singer in accordance with the Reorganization Plan. The remaining two Class II directors were appointed by Mr. Goodman and Mr. Goodman was appointed as the second Class III director. One of the Class II directors originally appointed by Mr. Goodman resigned due to newly assumed personal responsibilities, and Mr. Costa was appointed as his replacement in August 2001. At the shareholders meeting of the Company held September 24, 2001, Messrs. Alex Johnston and Saroj K. Poddar were re-appointed as Class I Directors, each to serve for a term expiring at the conclusion of the 2004 annual shareholders meeting, and Mr. Costa was re-appointed as a Class II Director, to serve for a term expiring at the conclusion of the 2002 annual shareholders meeting.

None of the current directors, other than Mr. Goodman, is an officer of the Company. The Company does not have directors' service agreements.

Messrs. Langley (Chairman), Pollicino and Kasen are members of the Audit Committee of the Board of Directors, which is authorized to act on behalf of the Board in respect of matters relating to selection of auditors and audit and accounting matters. Messrs. Matthews (Chairman), Goodman and Skeggs are members of the Compensation Committee of the Board, which is authorized to act on behalf of the Board in respect of matters relating to compensation and benefits. Messrs. Goodman (Chairman), Kasen and Pollicino are members of the Executive Committee of the Board of Directors, which is authorized to act on behalf of the Board when the Board is not in session, subject to certain limitations specified in the Company's articles of incorporation. Messrs. Poddar (Chairman), Costa, Johnston, Matthews and Skeggs are members of the Strategy Committee of the Board of Directors, which is authorized to explore new products and business strategy for the Company. Messrs. Matthews and Skeggs are members of the Stock Option Committee which acts as administrator under the Company's stock option plan.

Employees

As at December 31, 2001 the Company and its Operating Companies had approximately 16,500 employees. Approximately 14,500 were employed in Retail and approximately 2,000 in Sewing.

The employees by geographic location within Retail and Sewing are as shown in the following table:

	Americas	Asia, Europe, Africa & Middle East	Total Company
Retail	2,861	11,648	14,509
Sewing	1,330	645	1,975
Corporate	35	-	35
Total	4,226	12,293	16,519

In Brazil where the Company's principal manufacturing facility is located, over 1,200 employees of the local operation are covered by an industry wide union contract which is re-negotiated on an annual basis. There were no work stoppages in Brazil during the period covered by this report.

The Company does not anticipate any significant changes in the number of employees in the near future.

Share Ownership

As of March 31, 2002, the total number of Common Shares of the Company beneficially owned by the persons listed above under "Directors and Senior Management" was 227,899, representing approximately 2.8% of the class.

To the knowledge of the Company, none of the persons listed above beneficially owns more than 1% of the Company's Common Shares, other than Stephen H. Goodman who beneficially owns 170,886 shares representing approximately 2.10% of the Common Shares.

The above figures do not include any Common Shares which might be received in the future by any such persons in connection with the residual distribution of Common Shares to holders of allowed unsecured claims against Old Singer.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

Under the terms of the Reorganization Plan, holders of allowed general unsecured claims against Old Singer will receive substantially all of the Common Shares of the Company. The initial share distribution was made in November, 2001. See Item 4 ("Information on the Company - Background and Formation of the Company").

Pursuant to the terms of the Reorganization Plan, the Company issued to the United States Pension Benefit Guaranty Corporation ("PBGC"), forty shares of Series A Convertible Preferred Stock ("Preferred A") with a liquidation preference of $500,000 per share. Each Preferred A share may be converted into Common Shares, in whole or in part, at the option of the holder at any time at $12.00 per share. If the Preferred A shares were to be fully converted by the PBGC, they would convert into 1,666,666 Common Shares of the Company representing approximately 17% of the estimated number of Common Shares outstanding after conversion, and, when taken together with the Common Shares which it is estimated that the PBGC received as a result of the distributions under the Reorganization Plan, would represent approximately 23% of the Common Shares outstanding after conversion. See Note 11 ("Pension Plans") of the notes to consolidated financial statements included herein.

Certain subsidiaries of the Company hold allowed general unsecured claims against Old Singer. As a result, upon completion of the distribution of the Common Shares and the liquidation of certain of such subsidiaries, it is estimated that the Company will be the beneficial owner of approximately 1,926,000 Common Shares representing approximately 23.7% of the outstanding Class. See Item 10 ("Additional Information - Share Capital").

There are no differences in voting rights among holders of the Common Shares.

The Company does not have sufficient data at this time to accurately estimate the portion of outstanding Common Shares which will be held in the United States or the number of record holders in the United States following completion of the distribution of the Common Shares.

To the present knowledge of the Company, upon completion of the distribution of the Common Shares, it will not be directly owned or controlled by any other corporation, by any government or by any other natural or legal person, severally or jointly. The Company is not aware of any arrangements, the operation of which at a subsequent date, would result in a change of control of the Company.

Related Party Transactions

In the ordinary course of business the Company and various of the Operating Companies, including Operating Affiliates, engage in various transactions, including financing and licensing transactions and transactions involving the purchase and sale of product. See Note 5 ("Operating Affiliates") of the notes to consolidated financial statements included herein regarding investments in and transactions with Operating Affiliates.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Legal Proceedings

The Company and/or its various operations have been named as a defendant in several legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be estimated with certainty, in managements' opinion, any such liability will not have a material adverse effect on the financial position, results of operation or liquidity of the Company.

Dividend Policy

The Company has never declared or paid any dividends on its shares and does not anticipate paying any cash dividends in the foreseeable future. Singer currently intends to retain future earnings to finance operations, repay outstanding obligations and finance future growth. Singer's ability to declare or pay cash dividends, if any, will be dependent upon the ability of the Company's subsidiaries to declare and pay dividends or otherwise transfer funds to the Parent Company. The Company's financing agreement with the Bank of Nova Scotia limits the Company's ability to pay dividends. The Company's Series A Convertible Preferred Stock provides for cumulative dividends, and no dividends on the Company's Common Shares may be paid until all past due and current cumulative dividends on such Preferred Stock have been paid.

Significant Changes

No significant change has occurred since the date of the annual consolidated financial statements included in this report.

Item 9. The Offer and Listing

Markets

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Quotations for the Company's Common Shares on the "Pink Sheets" quotation service under the symbol "SNGR" commenced in March 2002. It is anticipated that, brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that price quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Item 10. Additional Information

Share Capital

The following chart summarizes the Company's share capital:

Class	Shares Authorized	Shares Issued and Fully-Paid	Shares Issued but not Fully-Paid	Par Value per Share	Change in number of Shares Outstanding
Preferred Shares					
Series A	40	40	0	$0.01	None
Other Preferred	999,960	0	0	$0.01	None
Common Shares	20,000,000	8,121,828	0	$0.01	None

It is estimated that approximately 2,346,810 Common Shares will initially be held by subsidiaries of the Company (including certain subsidiaries which will be liquidated), representing approximately 28.9% of the Common Shares outstanding. This represents a book value of approximately $24,829,250, based on the book value of $10.58 per share as of December 31, 2001. Following the liquidation of those subsidiaries that are liquidating and the distribution of the Common Shares to their outside creditors, it is anticipated that the Company and its subsidiaries will own approximately 1,926,000 Common Shares, representing approximately 23.7% of the outstanding class. This represents a book value of approximately $20,377,080, also based on the book value of $10.58 per share. All of the Company's shares were issued in connection with the effectiveness of the Reorganization Plan of Old Singer

The Company has a Management Stock Option Plan which provides for the issuance of a maximum of 800,000 common shares to key employees, consultants and advisors of the Company and its subsidiaries. As provided in the Reorganization Plan, options for 658,527 shares were granted (the "Initial Grants") on the effective date of the Reorganization Plan, September 14, 2000. All options are to be granted at no less than 100% of fair market value at the dates of grant. Options granted are to vest at various dates as determined at the time of grant by the Company's Stock Option Committee as administrator of the Plan, and may be for a term of up to ten years from the date of grant. No options were granted or exercised during 2001 and 33,000 options were forfeited. Common shares available for future grant under the Plan at December 31, 2001 were 174,473. As approved by the independent members of the Company's Board of Directors in 2002, the optionees holding the outstanding options included in the Initial Grants were offered the right to elect to surrender such options for cancellation and receive a new option grant at a future date. Upon such election, the optionee is entitled to receive the grant of a specified number of new options, such grant to be made on October 2, 2002 at an exercise price equal to 100% of the fair market of the Company's Common Shares as determined by the Stock Option Committee at the time of the grant. Such new options will be exercisable as to one half of the number of options granted on the first anniversary of the date of grant and as to the other half on the second anniversary of the date of grant, and will be for a term of up to ten years from the date of grant. As of March 31, 2002, all optionees holding outstanding options included in the Initial Grants elected to surrender such options for cancellation as described above.

Memorandum and Articles of Association

Registration; Objects of the Company

The Company is a corporation registered with the Curaçao Chamber of Commerce Commercial Register in Willemstad, Curaçao, the Netherlands Antilles under number 83676.

According to the current amended and restated articles of incorporation of the Company (the "Articles"), the objects of the Company read as follows:

(a) to manufacture, buy, sell and use consumer and other products, including but not limited to sewing products, and equipment, parts and accessories therefore throughout the world and to engage in any business related thereto;
(b) to manufacture, buy, sell and use any and all products made from wood, metal, plastic or other material or materials or combinations thereof and to engage in manufacturing generally;
(c) to enter into and carry on any mercantile business in any country and to receive by assignment or purchase or to otherwise acquire any accounts receivable, bank accounts, securities, bills of exchange, notes, bonds, letters of credit, stocks or other instruments of value or documents of title in any country and to collect and hold the proceeds thereof;
(d) to undertake, conduct, assist, promote or engage in any research and development;
(e) to organize and to own, directly or indirectly, and to operate, under the laws of any state or other government, domestic or foreign, corporations and other organizations; to subscribe

for any securities issued or to be issued by any such corporation or organization; and to dissolve, liquidate, wind or, organize, merge or consolidate any such corporation of organization;

(f) to invest its assets in securities, including shares and other certificates of participation and bonds, as well as other claims for interest bearing debts, however denominated, and in any and all forms, the borrowing of money and the issuance of evidences of indebtedness therefore, as well as the lending of money;

(g) to acquire considerations paid for technical assistance;

(h) to invest its assets directly or indirectly in real property, to acquire, own, hire, let, lese, rent, divide, drain, reclaim, develop, improve, cultivate, build on, sell or otherwise alienate, mortgage or otherwise encumber real property and to construct infrastructure work, like roads, pipes and similar works on real estate;

(i) to obtain income from the disposition or grant of rights to use copyrights, patents, designs, secret processes and formulae, trademarks and other analogous property, from royalties (including rentals) for the use of industrial, commercial of scientific equipment, and from compensation or other consideration received for technical assistance or services;

(j) to establish, participate in and manage limited liability and other companies or other undertakings of every kind or nature whatsoever, and to engage in industry and trade;

(k) to guarantee or otherwise secure, and to transfer in ownership, to mortgage, to pledge or otherwise to encumber assets as security for the obligations of the Company and for the obligations of third parties, with or without consideration;

(l) to borrow moneys upon the issuance of its bonds, debentures, notes or other obligations and to give security therefore;

(m) to place in trust all or any of its properties, including securities; and

(n) to do all that may be useful or necessary for the attainment of the above purposes or that is connected therewith in the widest sense, including the participation in and the management of any other venture or corporation.

Special Director's Powers/Qualification as Director

The Articles do not contain any provisions regarding (a) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, (b) a director's power, in absence of an independent quorum, to vote compensation to themselves or any member of the Board of Directors ("Board") of the Company, (c) borrowing powers exercisable by the directors, and (d) retirement or non-retirement of directors under an age limit requirement.

Under Netherlands Antilles corporate law and the Articles, a director of the Company is not required to hold any shares in the capital of the Company in order to qualify as a director of the Company.

Shares and the Rights, Preferences and Restrictions Attached to Them

The Company's share capital is divided into Common Shares and Preferred Shares. The Preferred Shares may be issued from time to time in one or more series on such terms and conditions a may be determined by the Board. The Preferred Shares rank prior to the Common Shares with respect to dividends. The annual dividend rate on a series of Preferred Shares, which shall be based on the consideration paid on issuance of such shares and which may be a fixed rate or a rate that fluctuates on dividend adjustment dates set under a formula or procedure, is to be determined by the Board prior to issuance of such series. The Board shall also specify whether such dividends be payable annually or in instalments. Preferred Shares shall also rank prior to the Common Shares with respect to liquidation preferences. Any series of

Preferred Shares may be ranked by the Board as to dividend and liquidation preferences, provided that no series issued after any other series shall rank prior to such other series as to such preferences. Any such series may be ranked pari passu with any one or more other series as the Board may so determine. The balance of dividends declared by the Board remaining after a distribution of the dividends to the holders of the Preferred Shares shall be allocated to the account of the holders of Common Shares. All dividends are subject to declaration by the Board and only out of profits and/or retained earnings available therefor. The Articles do not state any time limit after which dividend entitlement will lapse.

Under the Articles each holder of Common Shares and each holder of Preferred Shares shall be entitled to one vote for each Common Share or Preferred Share held. The members of the Board are appointed by the general meeting of shareholders (the "*Shareholders Meeting*") by a plurality of votes cast by the shareholders entitled to vote. Directors may be removed or suspended at any time by the Shareholders Meeting. See Item 6 ("Directors, Senior Management and Employees - Board Practices") with respect to information relating to the Classes of directors and the terms for which each Class initially serves.

According to the Articles, upon liquidation of the Company the holders of shares of any series of Preferred Shares shall be entitled to receive, before any distribution is made to the holders of any other series of Preferred Shares ranking junior to such series as to liquidation preference, and before any distribution to the holders of Common Shares, the amount of the liquidation preference of such series, which liquidation preference may not exceed the sum of:

- (i) the amount paid for such Preference Shares on issuance; plus
- (ii) all accumulated and unpaid dividends on such Preferred Shares to the date fixed for distribution.

Prior to the issuance of any series of Preferred Shares, the Board shall specify the rights, if any, of the Company to redeem Preferred Shares of such series (in which case the directors shall specify the date or dates on or after which the Preferred Shares of such series may be called for redemption by the Company and the consideration to be paid therefore, or the manner by which such consideration shall be calculated and other terms applicable to redemption) and the rights, if any, of holders of such series of Preferred Shares, and the provisions, if any, of any sinking fund or other arrangement to be used in connection with such redemption or purchase.

Under the Articles, the Board is competent, without instruction of the Shareholders Meeting, to redeem a series of Preferred Shares with due observance of the Articles and the terms and conditions of such series as so specified by the Board prior to issuance, and to subsequently cancel them.

The redemption price per Preferred Share so redeemed shall be the sum of:

- (i) the amount paid for such share on issuance, plus
- (ii) all accumulated and unpaid dividends on such Preferred Share to the date fixed for redemption.

The Board is competent, without instruction of the Shareholders Meeting, to redeem Common Shares with due observance of the Articles and to subsequently cancel them.

Except as stated above with respect to setting the terms of a series of Preferred Shares with regard to sinking funds and other arrangements, the Articles do not contain provisions regarding sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of shares as a result of such shareholder holding a substantial number of shares.

Change of Shareholders' Rights

The rights of holders of shares in the capital of the Company are laid down and described in the Articles. In order to change these rights, the Articles must be amended. This is done by the passing of a notarial deed of amendment to the Articles executed before a civil law notary on Curaçao, the Netherlands Antilles. Prior to this, the Shareholders Meeting will have to adopt a resolution to this effect. Such resolution requires at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote.

Any amendment to the Articles which would increase or decrease the par value of the Preferred Shares, or which would alter or change the powers, preferences or any special rights of the Preferred Shares or of any series thereof so as to affect them adversely, requires the approval from the holders of an absolute majority of the Preferred Shares of such series, as the case may be, or such higher percentage as may be specified by the Board prior to issuance of such series.

Shareholders' Meetings

All Shareholders Meetings are to be held on Curaçao, the Netherlands Antilles.

The annual Shareholders Meeting must be held within nine months after the end of the preceding fiscal year on a date determined from year to year by the Board. Extraordinary Shareholders Meetings may be called at any time only upon the direction of the Chairman, the Vice Chairman, or by the vote of the Board.

Notices for Shareholders Meetings, whether annual or extraordinary, stating the time and place of the meeting, shall be given to the shareholders not less than 10 days or more than 60 days prior to the date of the meeting by mailing a written notice, postage prepaid to each shareholder at the shareholder's address thereof appearing in the Company's shareholders' register. All notices for convening a Shareholders Meeting shall state the matters to be considered at the meeting. Every shareholder has the right to attend the Shareholders Meeting in person or by granting a proxy to an attorney.

For the purpose of determining the shareholders who are entitled to attend a Shareholders Meeting, or to receive payment of a dividend, or in order to make a determination of shareholders for any other purposes, the Board may provide that the shareholders' register shall be closed for a certain period which may not exceed, in any case, 50 days. If the share transfer books shall be closed for the purpose of determining shareholders entitled to attend a Shareholders Meeting, such books shall be closed for at least 10 days immediately preceding such meeting. In lieu of closing the shareholders' register, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 50 days and, in case of a general Shareholders Meeting, not less than 10 days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the shareholders' register is not closed and no record date is fixed for the determination of shareholders entitled to attend a general Shareholders Meeting, the date on which the notice for the meeting is being mailed, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any general Shareholders Meeting has been made as herein provided, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the shareholders' register and the stated period of closing has expired.

Limitations on Holding Shares

The Articles do not contain any limitations on the rights to hold shares. Warrants and options to subscribe for shares in the capital of the Company may under the Articles also be issued to directors, officers and other persons employed by the Company or whose services are otherwise contracted by the Company.

Change of Control

The transfer of shares of the Company can be effected either by serving the deed of transfer upon the Company or by written acknowledgement of the transfer by the Company which can only take place by an annotation on the share certificate.

Any sale or other disposition of all, or substantially all, of the assets of the Company, whether for cash, property, stock or other securities of another company, or for any other consideration, shall according to the Articles be made only pursuant to a resolution duly adopted at a Shareholders Meeting by the holder or holders of at least an absolute majority of the shares of the Company at that time outstanding and entitled to vote, the notice for which meeting shall have specified the terms of such proposed sale or other disposition; provided, however, the foregoing shall not apply to any reorganisation or re-arrangement of the Company, or any of it subsidiaries or of any of its assets in any transaction whereby there shall be no diminution of the beneficial interest of the shareholders of the Company in such assets.

There is no provision in the Company's Articles that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Disclosure of Shareholdings

The Articles do not contain provisions relating to thresholds above which shareholders are required to disclose their shareholdings.

Change in Share Capital

The Articles do not contain conditions governing changes in the share capital of the Company where such conditions are more stringent than is required under Netherlands Antilles corporate law.

Material Contracts

The Reorganization Plan was implemented pursuant to the "First Amended Joint Plan of Reorganization of The Singer Company N.V. and its Affiliated Debtors and Debtors in Possession" which together with the Disclosure Statement with respect thereto and other agreements entered into in connection with the Reorganization Plan were filed with the United States Bankruptcy Court for the Southern District of New York. See "Documents on Display" below.

Exchange Controls and Related Matters

Although there are Netherlands Antilles laws which may impose foreign exchange controls on the Company and may affect the payment of dividends, interest or other payments to nonresident holders of the Company's securities, including the Common Shares, the Company has been granted an exemption from such foreign exchange control regulations by the Central Bank of the Netherlands Antilles. Other jurisdictions in which the Company conducts operations may have various currency or exchange controls. In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company. As to the Company's securities, Netherlands Antilles law and the Company's Articles of Association impose no limitations on the right of nonresident or foreign parties to hold or vote such securities.

Enforceability of Foreign Judgments

The Company has been advised by its Netherlands Antilles counsel, Zeven & Associates, that it is unlikely that (i) the courts of the Netherlands Antilles would enforce judgments entered by United States courts predicated upon the civil liability provisions of the United States Federal securities laws and (ii) actions can be brought in the Netherlands Antilles in relation to liabilities predicated upon the United States Federal securities laws.

The Company has also been advised by its Netherlands Antilles counsel as follows: No treaty exists between the Netherlands Antilles and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the Netherlands Antilles are generally prepared to accept a foreign judgment as part of the evidence of a debt due. An action may then be commenced in the Netherlands Antilles for recovery of this debt. A Netherlands Antilles court will, in principle, only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full; (iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Netherlands Antilles court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the civil law rules as to conflict of laws in the Netherlands Antilles; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Netherlands Antilles; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Netherlands Antilles court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the foregoing.

Enforcement of a foreign judgment in the Netherlands Antilles may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

Taxation

Under the laws of the Netherlands Antilles, as currently in effect, a holder of Common Shares who is not a resident of, and during the taxable year has not engaged in trade or business through a permanent establishment in the Netherlands Antilles, will not be subject to Netherlands Antilles income tax on dividends paid with respect to the Common Shares or on gains realized during that year on sale or disposal, or from any action having the effect of a disposal under the laws of the Netherlands Antilles, of such shares, unless the holder of the Common Shares has or is deemed to have a qualifying shareholding ("aanmerkelijk belang") under the laws of the Netherlands Antilles. A tax payer has a qualifying shareholding if during the course of the last five years he as an individual (i.e., not as a corporation), alone or together with his spouse, (i) has been a direct or indirect shareholder for at least 5% of the issued share capital of a Netherlands Antilles company of which the capital is divided in shares, (ii) has rights to directly or indirectly acquire shares up to a percentage of 5% of the issued share capital, or (iii) has profit certificates that relate to at least 5% of the annual profit of a Netherlands Antilles company or at least 5% of the amount to be paid in case of a liquidation of such a company. For a tax payer, a qualifying shareholding also exists in case the tax payer himself has no such shareholding but his spouse or one or more relations by blood or affinity in the direct line has such shareholding. There are no gift or inheritance taxes levied by the Netherlands Antilles when at the time of such gift or at the time of death, the relevant holder of Common Shares was not domiciled in the Netherlands Antilles. No reciprocal tax treaty presently exists between the Netherlands Antilles and the United States.

Documents on Display

The Company's intention is to furnish appropriate documentation to the Securities and Exchange Commission ("SEC") as a "foreign private issuer" pursuant to Rule 12g3-2(b) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended. It is possible to read and copy the documents so furnished to the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. It is possible to read and copy the documents referred to herein relating to the Plan of Reorganization of Old Singer at the Records Department of the United States Bankruptcy Court For the Southern District of New York, One Bowling Green, New York, New York 10004. Please call the Bankruptcy Court's general reference number, (212) 668-2870, for further information regarding the Records Department. This Report and certain other documents including recent press releases by the Company may also be accessed on Singer's financial website, www.singernewsonline.com.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, including changes of foreign exchange rates and interest rates. The Company does not presently use derivative financial instruments. The Company does not hold or issue financial instruments for trading purposes.

Foreign Exchange Risk

The Company is exposed to various foreign currency risks including, but not limited to, foreign denominated loan obligations, inter-company remittances, and material and product prices. Primary currency exposures include the currencies of Mexico, Thailand, Brazil and the Indian Sub-Continent countries. The Company mitigates the risk from foreign currency fluctuations by seeking to match the currency of its liabilities with the currency of its assets. At present, the Company has no foreign exchange forward contracts outstanding.

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company does not presently use interest rate swaps or options to hedge these risks. As a result of the Company's regular borrowing activities, operating results are exposed to fluctuations in interest rates. The Company has short-term and long-term debt obligations with both variable and fixed interest rates. A hypothetical increase in average market rates of one percent per annum for all countries and currencies in which the Company borrows would result in a decrease of the Company's reported net income of approximately $0.9 million and $0.3 million for the twelve months ended December 31, 2001 and the three months ended December 31, 2000, respectively.

Item 12. Description of Securities Other Than Equity Securities

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Upon the effective date of the Reorganization Plan, September 14, 2000,

1. The Company entered into an Exit Financing Agreement with the Bank of Nova Scotia ("Nova Scotia Financing Agreement") which provided $55.0 million in exit financing to be used to repay certain obligations of Old Singer. Borrowings are secured by substantially all of the Company's (but not the Operating Companies) assets; and

2. Singer Sewing Company, the Company's U.S. Sewing Operating Company, entered into a loan and credit agreement (the "Singer Sewing Credit Agreement") with certain Commercial Lending Institutions with the Bank of Nova Scotia as Agent, which provided a total of $33.5 million in

term loans, revolving loans and letters of credit. Borrowings are secured by substantially all of the assets of Singer Sewing Company.

The Nova Scotia Financing Agreement and the Singer Sewing Credit Agreement each contain certain covenants and place certain restrictions upon the Company and the Singer Sewing Company, respectively, the more restrictive of which requires the Company, in the case of the Nova Scotia Financing Agreement, and Singer Sewing Company, in the case of the Singer Sewing Credit Agreement, to maintain certain specified financial covenants, including minimum quarterly EBITDA. As of December 31, 2001, the Company and the Singer Sewing Company were both in compliance with the required covenants and restrictions.

The Company is not and has not been in default with respect to any interest or principal payments under the Nova Scotia Financing Agreement as amended and Singer Sewing Company is not and has not been in default with respect to any interest or principal payments under the Singer Sewing Financing Agreement as amended. See Note 10 ("Long-Term Debt") of the notes to consolidated financial statements herein.

Item 14. Material Modifications to the Rights Of Security Holders and Use of Proceeds

Not Applicable

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements

Attached below.

EXEMPTION NO. 82-5225

SINGER N.V.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND
THE THREE MONTHS ENDED DECEMBER 31, 2000
TOGETHER WITH AUDITOR'S REPORT

SINGER N.V.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Singer N.V.

We have audited the accompanying consolidated balance sheets of Singer N.V., (a Netherlands Antilles company, the "Company") and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 2001 and the three months ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Singer (Sri Lanka) Ltd. as of December 31, 2001 and 2000, and for the year ended December 31, 2001 and the three months ended December 31, 2000 and the financial statements of Singer India Ltd. as of and for the year ended December 31, 2001, which statements reflect total assets and total revenue of 12 percent and 18 percent as of and for the year ended December 31, 2001 and 8 percent and 10 percent as of December 31, 2000 and for the three months ended December 31, 2000 of the related consolidated totals. Additionally, we did not audit the financial statements of Singer Thailand Public Company as of and for the three months ended December 31, 2000, the investment in which is reflected in the accompanying consolidated financial statements using the equity method of accounting. The investment in Singer Thailand Public Company represents approximately $22,549,000 of total assets at December 31, 2000 and the equity in its net income represents approximately $218,000 of net income for the three months ended December 31, 2000. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Singer N.V. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the year ended December 31, 2001 and the three months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 1 to the financial statements, the Company is a new corporate entity arising from a Plan of Reorganization adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code which became effective on September 14, 2000. Continuation of the Company's business is dependent on its ability to achieve successful future operations. Also, as more fully discussed in Note 10 to the financial statements, the Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and required reductions of certain significant outstanding debt balances in 2002 and 2003. These factors among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

April 12, 2002
Roseland, New Jersey

SINGER N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE THREE MONTHS ENDED DECEMBER 31, 2000
(in thousands of U.S. dollars)

	Twelve Months Ended December 31, 2001	Three Months Ended December 31, 2000
REVENUES	$ 448,015	$ 129,440
COST OF REVENUES	280,390	78,432
Gross profit	167,625	51,008
SELLING AND ADMINISTRATIVE EXPENSES	128,457	41,677
AMORTIZATION OF INTANGIBLE ASSETS	5,278	1,206
Operating income	33,890	8,125
OTHER INCOME (EXPENSE):		
Interest expense	(25,977)	(7,561)
Equity in earnings from operating affiliates	1,736	439
Other, net	5,702	(156)
Total other income (expense)	(18,539)	(7,278)
Income before provision for income taxes and minority interest	15,351	847
PROVISION FOR INCOME TAXES	5,905	522
MINORITY INTEREST SHARE IN (INCOME) LOSSES	(376)	688
Net income	9,070	1,013
DIVIDENDS ON PREFERRED SHARES	1,100	275
Net income applicable to common shares	$ 7,970	$ 738

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

SINGER N.V.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(in thousands of U.S. dollars, except share and per share amounts)

	December 31, 2001	December 31, 2000
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 14,920	$ 12,455
Accounts receivable (net of allowances for doubtful accounts, of $24,247 and $49,508, respectively)	120,761	122,174
Inventories	85,573	91,357
Other current assets	11,431	12,910
Total current assets	232,685	238,896
Investment in operating affiliates	25,772	26,626
Property, plant and equipment, net	67,267	72,086
Intangible assets, net	139,938	145,329
Other assets	22,173	26,970
Total assets	$ 487,835	$ 509,907
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 59,438	$ 53,044
Accounts payable	63,169	74,525
Accrued liabilities	40,452	75,144
Current portion of long-term debt	24,695	90,723
Total current liabilities	187,754	293,436
Long-term debt	132,541	76,445
Other non-current liabilities	63,196	41,374
Total liabilities	383,491	411,255
SHAREHOLDERS' EQUITY:		
Preferred shares, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, 40 shares in 2001 and 2000, at stated value	18,375	17,275
Common shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 8,121,828 in 2001 and 2000	81	81
Additional paid-in capital	80,919	80,919
Retained earnings	8,708	738
Accumulated other comprehensive loss	(3,739)	(361)
Total shareholders' equity	104,344	98,652
Total liabilities and shareholders' equity	$ 487,835	$ 509,907

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

SINGER N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE THREE MONTHS ENDED DECEMBER 31, 2000
(in thousands of U.S. dollars)

	Twelve Months Ended December 31, 2001	Three Months Ended December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 9,070	$ 1,013
Adjustments to reconcile net income to net cash provided by (used in) operating activities-		
Depreciation and amortization	11,800	3,195
Gain on disposal of property, plant and equipment	(723)	-
Equity in earnings from operating affiliates, net of dividends received	(330)	(439)
Minority interest share in gains (losses)	376	(688)
Foreign exchange (gain) loss	(3,076)	250
Change in assets and liabilities-		
Increase in accounts receivable	(5,883)	(9,773)
Decrease (increase) in inventory	3,628	(1,928)
Decrease in prepaid expenses	1,059	1,894
Increase in accounts payable and accrued expenses	2,983	4,511
Other	(1,601)	(458)
Total adjustments	8,223	(3,436)
Net cash provided by (used in) operating activities	17,303	(2,423)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(6,734)	(1,663)
Proceeds from sale of business	-	3,222
Proceeds on disposals of property, plant and equipment	2,000	-
Proceeds from sale of investments in operating affiliates	182	-
Net cash (used in) provided by investing activities	(4,552)	1,559
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net decrease in notes and loans payable	(10,919)	(283)
Additions to long-term debt	7,041	-
Payments of long-term debt	(4,455)	(398)
Net cash used in financing activities	(8,333)	(681)
Effect of exchange rate changes on cash	(1,953)	(2,163)
Net increase (decrease) in cash and cash equivalents	2,465	(3,708)
CASH AND CASH EQUIVALENTS, beginning of the period	12,455	16,163
CASH AND CASH EQUIVALENTS, end of the period	$ 14,920	$ 12,455
SUPPLEMENTAL INFORMATION:		
Interest paid	$ 20,145	$ 5,583
Income taxes paid	3,193	528

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

SINGER N.V.

STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE
THREE MONTHS ENDED DECEMBER 31, 2000
(in thousands of U.S. dollars, except share amounts)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity	Comprehensive Income
	Shares	Amount	Shares	Amount					
BALANCE, September 30, 2000	40	$ 17,000	8,121,828	$ 81	$ 80,919	$ -	$ -	$ 98,000	$ -
Net income						1,013		1,013	1,013
Translation changes							(361)	(361)	(361)
Preferred stock – dividends		275				(275)		-	-
Total comprehensive income									$ 652
BALANCE, December 31, 2000	40	17,275	8,121,828	81	80,919	738	(361)	98,652	
Net income						9,070		9,070	9,070
Translation changes							(3,378)	(3,378)	(3,378)
Preferred stock – dividends		1,100				(1,100)		-	
Total comprehensive income									$ 5,692
BALANCE, December 31, 2001	40	$ 18,375	8,121,828	$ 81	$ 80,919	$ 8,708	$ (3,739)	$ 104,344	

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

SINGER N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
(amounts in thousands of U.S. dollars, except share and per share amounts)

1. Business and Organization

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan discussed below, effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the "Singer" brand name.

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are both currently managed on a geographic basis.

The Reorganization Plan

The reorganization of the Company was made pursuant to the First Amended Joint Plan of Reorganization of Old Singer and its Affiliated Debtors and Debtors in Possession (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced under Chapter 11 in September of 1999 by Old Singer and certain of its subsidiaries as a result of a number of internal and external factors making problematic the continued viability of their operations outside of reorganization proceedings. The majority of the Operating Companies, however, did not commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings. Operating companies in Brazil, the United States and Turkey were successfully reorganized under Chapter 11.

Under the Reorganization Plan, which was confirmed by the United States Bankruptcy Court for the Southern District of New York on August 24, 2000, and became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and the holders of allowed general unsecured claims against Old Singer were to receive substantially all of the equity shares of the Company. While the Company's common shares are not listed on any U.S. or overseas securities exchange, they are currently quoted on the "Pink Sheets" quotation service. As part of the implementation of the Reorganization Plan, the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia (the "Nova Scotia Financing Agreement"), pursuant to which the Company effectively assumed certain restructured secured indebtedness of Old Singer. With the exception of the chief executive officer, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the directors of the Company were appointed by the Creditors Committee of Old Singer.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Fresh Start Reporting

In connection with the reorganization under the Reorganization Plan, the Company implemented "Fresh Start Reporting" as of September 30, 2000 (its normal interim closing date), as set forth in Statement of Position 90-7, "Financial Reporting by entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), issued by the American Institute of Certified Public Accountants. "Fresh Start Reporting" was required because there was an ownership change of more than 50%. Accordingly, all assets and liabilities were restated to reflect their respective fair values.

The reorganization value of the Company was determined by management, with assistance from The Blackstone Group LLP, independent financial professionals. The methodology employed involved estimation of enterprise value (i.e., the market value of the Company's debt and stockholders' equity which was determined to be $324,000), taking into account a discounted cash flow analysis. The discounted cash flow analysis was based on five-year cash flow projections prepared by management and using average discount rates of 15-20%. The reorganization value of the Company was determined to be $514,452 as of September 30, 2000.

Current assets, plant and equipment and certain minor real estate property have been recorded at their historical carrying values. Major real estate property and property held for sale was valued at net realizable value. Other non-current assets are stated at historical carrying values which approximated fair value.

The Company allocated $85,000 of the reorganization value to the "Singer" brand name based on an independent appraisal. The Singer brand name is being amortized over 40 years.

The portion of the reorganization value which could not be attributed to specific tangible or identifiable intangible assets of the reorganized Company has been reported as "Reorganization value in excess of amounts allocable to identifiable assets". This intangible asset is being amortized using the straight-line method over 20 years. The Company selected a useful life of 20 years based on the Company's previous experience, methodologies employed by independent financial experts and the Company's turnaround business strategy.

SINGER N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
(amounts in thousands of U.S. dollars, except share and per share amounts)

The effect of the Plan on the Company's consolidated balance sheet as of September 30, 2000, was as follows:

	Adjustments to Record Effects of the Plan			
	Pre-Confirmation Consolidated Balance Sheet	Reorganization Adjustments	Fresh Start Adjustments	Post-Confirmation Consolidated Balance Sheet
Current assets	$ 240,943	$	$	$ 240,943
Investments in operating affiliates	26,757			26,757
Property, plant and equipment, net	61,623		11,979	73,602
Intangible assets, net	142		85,000	85,142
Other assets, net	28,214	(914)		27,300
Reorganization value in excess of amounts allocable to identifiable assets	-	-	60,708	60,708
Total assets	$ 357,679	$ (914)	$ 157,687	$ 514,452

	Pre-Confirmation Consolidated Balance Sheet	Reorganization Adjustments	Fresh Start Adjustments	Post-Confirmation Consolidated Balance Sheet
Current liabilities	$ 343,377	$ (38,385)	$	$ 304,992
Long-term debt	267,466	(154,189)	(43,781)	69,496
Other	102,747	(60,783)		41,964
Preferred stock	75,000	(58,000)		17,000
Common stock	(1,823)	1,904		81
Additional paid-in capital	77,930	154,096	(151,107)	80,919
Foreign currency translation adjustments	(87,234)		87,234	-
Accumulated deficit	(419,784)	154,443	265,341	-
Total liabilities and equity	$ 357,679	$ (914)	$ 157,687	$ 514,452

Reorganization adjustments reflect the conversion of the $150,000 7% Notes and the related accrued interest as of September 12, 1999, the U.S. pension plan liabilities (see Note 11) and other prepetition trade payables into new preferred and common stock resulting in an extraordinary gain of $154,443. Fresh Start Reporting adjustments reflect the amounts necessary to state assets and liabilities at their respective fair values which resulted in a net fair value adjustment of $157,687.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Management's Plans

The Company believes that its Operating Companies have viable core businesses, reflecting the reputation of the "Singer" brand and the strength of the distribution networks and the reputation for quality and service in selected markets important to the Company's operations. The Company also believes it has the potential to meaningfully improve operating and financial performance in 2002 and beyond and to achieve its minimum-operating plan.

In order to improve operating and financial performance, the Company is undertaking a number of programs, including implementing management changes, introducing new and improved products and services, increasing the number and variety of distribution points, strengthening working capital management, improving product sourcing and implementing programs to increase royalty and licensing earnings. Similar efforts are being undertaken by the Operating Companies, in addition to their continuing cost-reduction efforts. In particular, the operating units have implemented a comprehensive program of selling and administrative expense reductions while simultaneously pursuing a number of important new strategic revenue and earning initiatives.

The anticipated performance improvement reflects a projected modest economic recovery in certain markets important to the Company, such as in Thailand and in certain other countries in Asia and Latin America, and the avoidance of a worldwide economic downturn.

The economic crisis in Turkey has continued to have a negative impact on the results for the Turkey operation and for the Company as a whole. The Turkey operation is implementing programs to rationalize its business to mitigate the short- and medium-term impact of the crisis. The Company believes that Turkey's long-term economic outlook is somewhat more favorable and that this factor, together with the rationalization programs now being implemented, will limit the Company's long-term exposure to this situation.

The Company's liquidity position is tight. Among other required principal payments due in 2002, the Nova Scotia Financing Agreement requires Singer to reduce the outstanding balance of the facility by $5,000 to $45,000 by June 30, 2002 and to $40,000 by December 31, 2002. Improvement in liquidity in 2002 is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, as well as the timing and the ultimate realization of significant one-time items, including liquidation of operations as outlined in the Reorganization Plan and real estate sales, some of which are not within the Company's control.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. As discussed above and in Note 10, the Company has significant borrowings that require among other things, compliance with certain financial ratios on a quarterly basis and required reductions of certain significant outstanding debt balances in 2002 and 2003. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under

(amounts in thousands of U.S. dollars, except share and per share amounts)

several financing agreements, and seeking and obtaining additional or replacement financing or successfully renegotiating with creditors under the credit facilities.

2. Summary of Significant Accounting Policies

Basis of Presentation and Preparation

The accompanying consolidated financial statements of Singer are presented in accordance with accounting principles generally accepted in the United States. The Company's fiscal year is on a calendar year basis. The accompanying consolidated financial statements are for the year ended December 31, 2001 and the three months ended December 31, 2000, which is the first fiscal period since the effective date of the Reorganization Plan under Chapter 11. Due to the reorganization in bankruptcy and implementation of "Fresh Start Reporting" on emergence, financial statements of Old Singer for prior periods are not comparable to post effective date results and have not, therefore, been presented or discussed herein.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent liabilities. Actual results could differ from these estimates. Significant estimates include the recording of assets and liabilities relating to the liquidation of certain operations and other related charges, receivable and inventory provisions, product returns, lives of intangibles assets, income tax contingencies, and benefits obligations. The Company believes the techniques and assumptions used in establishing estimates related to these reported amounts are appropriate.

Investments in Subsidiaries and Affiliates

The consolidated financial statements include the accounts of all operations which are more than 50% owned and controlled. All significant intercompany balances and transactions are eliminated in consolidation. Minority interest in consolidated operations not 100% owned amounted to $9,281 and $11,017 as of December 31, 2001 and 2000, respectively and is included in other non-current liabilities. Investments in which Singer exercises significant management influence, but does not own greater than a 50% voting interest, are reported on the equity basis. Singer's share of their results of operations are included in Equity in earnings from operating affiliates in the accompanying Consolidated Statements of Operations. Singer's share of losses incurred by these investments are recorded to the extent the respective carrying value of investments are positive.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less when purchased and are stated at cost which approximates market value.

Inventories

Inventories are stated at the lower of cost (generally on a first-in, first-out basis) or market.

Property, Plant and Equipment

Land, buildings, equipment, and improvements which significantly extend the useful life of existing plant and equipment are carried at cost except for certain major real estate properties which were adjusted to reflect fair market values as a result of Fresh Start Reporting. Depreciation generally is recorded on the straight-line basis over the economic useful life of the related asset, which ranges from 10-50 years for buildings and 2-20 years for machinery and equipment.

Intangible Assets

At December 31, 2001 and 2000, intangible assets, consisting primarily of the "Singer" brand name and reorganization value in excess of amounts allocable to identifiable assets, were $139,938 and $145,329, respectively. Intangibles are amortized on a straight-line basis over appropriate periods not exceeding 40 years. In connection with Fresh Start Reporting, the Company recorded intangibles of $85,000 and $60,708 representing the value of the Singer brand name and the reorganization value in excess of amounts allocable to identifiable assets, respectively. The Singer brand name is being amortized over 40 years. The reorganization value in excess of amounts allocable to identifiable assets is being amortized over 20 years. Accumulated amortization relating to intangible assets was $6,484 and $1,206 at December 31, 2001 and 2000, respectively.

Impairment of Long-Lived Assets

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS"), No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by any entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. As of December 31, 2001, the Company believes there has been no impairment of long-lived assets of the Company under SFAS No. 121.

Pension Plans

Certain foreign operations have established defined benefit pension plans which cover substantially all employees meeting minimum eligibility requirements. Pension plans are funded to the extent required by local law. Unrecognized net transition assets and obligations resulting from the application of SFAS No. 87, "Employers' Accounting for Pensions", are being amortized over periods not exceeding 15 years.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Revenues

Revenues from sales, net of estimated returns, are recognized when products are delivered to customers and services performed. Finance charges on installment sales are recognized using the interest method. The interest rates charged on installment sales are based on customary financing terms in each country in which Singer offers installment credit. Included in revenues are finance charges of $32,828 and $7,862, for the year ended December 31, 2001 and the three months ended December 31, 2000, respectively. Royalty and license income paid by third parties and affiliates for the right to use the Singer name for certain products, services and locations, in selected markets are also included in revenue and totaled $5,397 for the year ended December 31, 2001 and $885 for the three months ended December 31, 2000.

Advertising Costs

The Company accounts for advertising costs in accordance with SOP 93-7, "Reporting on Advertising Costs," which requires advertising costs to be expensed as incurred. Advertising expense for the year ended December 31, 2001 and the three months ended December 31, 2000 was approximately $13,717 and $4,939, respectively.

Foreign Currency

Exchange adjustments resulting from foreign currency transactions are generally recognized in the results of operations. Foreign exchange gains and (losses) amounted to approximately $3,076 and ($250) for the year ended December 31, 2001 and the three months ended December 31, 2000, respectively and are included in Other Income (Expense) in the accompanying Statement of Operations. Assets and liabilities of foreign operations with a functional currency other than the U.S. dollar are translated into U.S. dollars at exchange rates at the balance sheet date. The resulting translation adjustment is recorded as part of Accumulated other comprehensive loss, a separate component of shareholders' equity. Revenues and expenses are translated at the weighted average exchange rates in effect during the year.

For non-U.S. subsidiaries that operate in U.S. dollars, or whose operations are in highly inflationary economies, certain assets and liabilities and related income statement accounts are remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities are remeasured at year-end exchange rates, and all other income and expense items are remeasured at weighted average exchange rates prevailing during the year. Remeasurement adjustments for these entities are included in results of operations.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred

(amounts in thousands of U.S. dollars, except share and per share amounts)

tax assets to the amount expected to be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Comprehensive Income

Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income and the net change in the accumulated foreign currency translation adjustment account.

Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement standardized the accounting for derivatives and hedging activities and required that all derivatives be recognized in the statement of financial position as either assets or liabilities at fair value. Changes in the fair value of derivatives that do not meet the hedge accounting criteria are to be reported in earnings. Implementation of this pronouncement did not have a material effect since the Company has not utilized derivative financial instruments or entered into hedging transactions.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting and changes the criteria for recognition of intangible assets acquired in a business combination. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The Company does not expect that the adoption of SFAS No. 141 will have a material effect on its financial position or results of operations.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The provisions of SFAS No. 142 will be effective for the fiscal year ending December 31, 2002. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142. The adoption of SFAS No. 142 is expected to reduce amortization expense by approximately $5,200 per year, subject however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has not yet determined the impact, if any, of the impairment provisions of SFAS No. 142, but the Company believes there will be no significant short-term effect on the consolidated financial statements of the Company.

In July 2001, the FASB also issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement establishes accounting standards for the recognition and measurement of an asset retirement

(amounts in thousands of U.S. dollars, except share and per share amounts)

obligation and its associated asset retirement cost as well as any legal obligations associated with the retirement of tangible long-lived assets. The Company plans to adopt SFAS No. 143 effective January 1, 2002. The Company does not expect that the adoption of SFAS No. 143 will have a material effect on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company is required to implement SFAS No. 144 on January 1, 2002. The Company does not expect that the adoption of SFAS No. 144 will have a material effect on its financial position or results of operations.

Stock Option Plan

SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), allows companies to account for stock-based compensation for employees either under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but requires pro forma disclosure for net income in the notes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company has elected to account for its stock-based compensation for employees using the intrinsic value method in accordance with the provisions of APB No. 25.

In March 2000, the Financial Accounting Standards Board ("FASB") issued interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No. 25 ("FIN 44"). FIN 44 clarifies the application of APB No. 25 for certain issues, including the definition of an employee, the treatment of the acceleration of stock options vesting and the accounting treatment for options assumed in business combinations. FIN 44 became effective July 1, 2000, but is applicable for certain transactions dating back to December 1998. The adoption of FIN 44 did not have a material impact on the Company's results of operations, cash flows, or financial position.

SINGER N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
(amounts in thousands of U.S. dollars, except share and per share amounts)

3. **Accounts Receivable**

Accounts receivable are summarized as follows:

	December 31, 2001	December 31 2000
Trade receivables	$ 59,035	$ 91,264
Installment receivables	87,169	82,197
Receivables from affiliates	5,879	8,635
Receivable from sale of assets	785	5,241
Taxes receivable	4,733	3,674
Other	16,767	11,811
	$ 174,368	$ 202,822
Less:		
Allowance for doubtful accounts	(24,247)	(49,508)
Unearned carrying charges	(22,383)	(22,080)
Installment receivables due in excess of one year	(6,977)	(9,060)
	$ 120,761	$ 122,174

As of December 31, 2001 and 2000, included in trade receivables were $1,139 and $1,884, respectively of receivables that have been factored with recourse.

4. **Inventories**

Inventories are summarized as follows:

	December 31, 2001	December 31, 2000
Finished goods	$ 74,953	$ 80,370
Work in progress	2,704	2,840
Raw materials and supplies	7,916	8,147
	$ 85,573	$ 91,357

(amounts in thousands of U.S. dollars, except share and per share amounts)

5. Operating Affiliates

Summary of investments in Operating Affiliates is presented below:

	% Ownership	December 31, 2001	December 31, 2000
Operating Affiliates:			
Singer Thailand Public Company Ltd., Thailand	48	$ 22,034	$ 22,549
International Leasing and Financial Services Ltd., Bangladesh	45	1,058	1,049
Commercial Leasing Company Ltd., Sri Lanka	30	916	966
First Capital Ltd., Sri Lanka	42	798	615
Regnis (Lanka) Ltd., Sri Lanka	49	739	707
Other	25-40	227	740
		$ 25,772	$ 26,626

Summary of combined financial information for Operating Affiliates is presented below:

	Twelve Months ended December 31, 2001	Three Months ended December 31, 2000
Revenues	$ 112,455	$ 33,484
Operating income	13,860	3,165
Net income	4,041	467
Dividends received	1,406	-
Current assets	147,404	122,502
Non-current assets	15,942	61,336
Current liabilities	79,175	117,276
Non-current liabilities	30,283	8,421

Results of Operating Affiliates owned 50% or less are recorded using the equity method and intra company transactions are recorded as third party transactions in the accompanying financial statements.

Trade receivables due from Operating Affiliates are included in "Accounts receivable" and amounted to $5,879 and $8,635 as of December 31, 2001 and 2000, respectively. Trade payables due to Operating Affiliates are included in "Accounts payable" and amounted to $966 and $1,083 as of December 31, 2001 and 2000, respectively. During the year ended December 31, 2001 and the three months ended December

(amounts in thousands of U.S. dollars, except share and per share amounts)

31, 2000, the Company recorded sales to and purchases from operating affiliates of $2,184 and $11,595 and $849 and $1,418, respectively.

6. Property, Plant and Equipment

Property, plant and equipment is summarized as follows:

	December 31, 2001	December 31, 2000
Land	$ 28,724	$ 31,977
Buildings	12,689	14,770
Machinery and equipment	33,237	27,306
	74,650	74,053
Less- Accumulated depreciation	(7,383)	(1,967)
	$ 67,267	$ 72,086

7. Accrued Liabilities

Accrued liabilities is summarized as follows:

	December 31, 2001	December 31, 2000
Income taxes payable	$ 10,535	$ 8,307
Legal and tax accruals	6,078	33,815
Salary and wages	5,904	6,376
Professional fees	4,046	6,996
Interest	3,709	4,817
Taxes other than income taxes	1,931	3,634
Advertising and promotions	1,131	2,034
Reorganization costs	780	3,943
Other	6,338	5,222
	$ 40,452	$ 75,144

(amounts in thousands of U.S. dollars, except share and per share amounts)

8. Other Non-Current Liabilities

Other non-current liabilities is summarized as follows:

	December 31, 2001	December 31, 2000
Legal and tax accruals	$ 25,939	$ -
Liabilities associated with entities being liquidated in connection with Reorganization Plan	17,318	19,530
Minority interest	9,281	11,017
Pension obligations	2,316	2,316
Other	8,342	8,511
	$ 63,196	$ 41,374

The Company and its subsidiaries are involved in certain legal proceedings that reflect their business environment and the surrounding legal context. In some cases they are defendants in litigation and claims, and in others they have challenged certain laws and regulations, basically in connection with tax matters. The Company and its subsidiaries have provided for losses on all such cases that in the assessment of management and legal counsel indicate that a loss is probable and estimable. The classification of short- and long-term is based on management estimates derived from assumptions and information from lawyers about the expected timing of resolution or settlement of such disputes. Accordingly, labor and civil cases, which are usually negotiated and settled or liquidated in shorter periods, have been classified in the short term. The disputes involving tax matters, environmental cases and others usually take very long periods to reach a final decision and have been classified accordingly. During 2001, the Company determined certain outstanding matters amounting to $25,939 would not be resolved within one year. Accordingly, this amount was reclassified to long-term in 2001.

SINGER N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
(amounts in thousands of U.S. dollars, except share and per share amounts)

9. Notes and Loans Payable

Notes and loans payable due within one year consisted of:

	December 31, 2001	December 31, 2000
Sri Lanka @ 13.6% and 17.1% weighted average interest rate	$ 14,530	$ 11,548
Mexico @ 18.7% and 23.8% weighted average interest rate	8,874	1,296
India @ 15.0% and 15.1% weighted average interest rate	7,292	8,002
Brazil @ 8.1% and 12.0% weighted average interest rate	7,208	10,376
Greece @ 6.3% and 7.6% weighted average interest rate	4,009	3,583
Pakistan @ 16.5% and 15.8% weighted average interest rate	3,388	4,244
Italy @ 5.7% and 6.0% weighted average interest rate	3,348	2,488
Other @ 9.4% and 11.1% weighted average interest rate	10,789	11,507
	$ 59,438	$ 53,044

The majority of notes and loans payable are associated with foreign operations whose borrowings are, for the most part, denominated in local currency. Interest rates are comparable to local prevailing rates which, on a weighted average basis, were 12.2% and 12.4% at December 31, 2001 and 2000, respectively. Notes and loans payable are generally collateralized by receivables, inventory, property, plant and equipment and certain intangibles.

The Company has approximately $16,065 and $29,279 of unused lines of credit available to specific operations around the world as of December 31, 2001 and December 31, 2000, respectively. While significant facilities remain unutilized in certain locations, these facilities are not generally available to provide liquidity in other locations. The terms of the financing agreements relating to the above notes and loans contain, among other provisions, requirements for maintaining defined levels of working capital, net worth and various financial ratios that the Company is currently in compliance with or has obtained waivers. Management expects to be in compliance with existing covenants or to obtain necessary waivers through to December 31, 2002.

(amounts in thousands of U.S. dollars, except share and per share amounts)

10. Long-Term Debt

Long-term debt is summarized as follows:

	December 31, 2001	December 31, 2000
Bonds and Debentures:		
A Bonds - 10% due 2005	$ 19,928	$ 18,070
B Bonds - due 2007	11,541	10,163
Old Bonds	5,961	5,077
Sri Lanka - 17% due 2004	4,317	-
Loans:		
Nova Scotia Financing Agreement	50,000	55,000
Singer Sewing Credit Agreement	26,500	30,000
Omnibus Agreement	25,365	25,365
Banco Unibanco/Credibanco	7,278	10,154
Sri Lanka National Savings Bank	1,619	5,721
Other	4,727	7,618
	157,236	167,168
Less- Current portion	(24,695)	(90,723)
	$ 132,541	$ 76,445

Bonds

At the time of Old Singer's voluntary petition for relief under Chapter 11, Singer do Brasil Ltda., a subsidiary of Old Singer, had outstanding debt and accrued interest outstanding in the amount of $74,419 relating to external U.S. dollar based debt issuances. The debt comprised commercial paper issued by ABC Roma in the principal amount of $10,700, past due and accruing penalty interest at 20% per annum; commercial paper in the principal amount of $10,700, due March 24, 2000, with interest at 8.0% per annum; and Euro notes in the principal amount of $50,000, due May 13, 2005 with interest at 12% per annum (collectively referred to as "Old Bonds").

Effective September 14, 2000, Singer do Brasil Ltda. became a subsidiary of the Company, and based on amounts outstanding as of the petition date, both of the ABC Roma notes and 91.9% of the Euro notes were exchanged for proportional shares of new "A" and "B" Bonds. The A Bonds accrue interest at 10% per annum, payable on a semi-annual basis, however, interest accrued during the first two years can be added to principal at Singer's option. As of December 31, 2001 and 2000, the A Bond outstanding balance of $19,928 and $18,070 includes accrued interest of $2,380 and $521, respectively. The A Bond principal and the semi-annual interest accrual is payable in annual installments of 20% due September 14, 2002-2004 and 40% due September 14, 2005.

(amounts in thousands of U.S. dollars, except share and per share amounts)

The B Bond participates in Singer do Brasil Ltda.'s "excess cash flow", as defined, in excess of $1,750 per annum through calendar year 2007, as well as, periodic liquidations of B collateral described below. The maximum amount payable under the terms of the B Bonds is $30,465. Under Fresh Start Reporting, as of September 30, 2000 the B Bond was valued at $10,376 by estimating the net present value of the minimum expected payments to be made based on expected excess cash flows, as defined. This estimated value was based on cash flow projections prepared by management using a discount rate of 15%; no interest is accrued on the B Bond, unless cumulative excess cash flow payments exceed $25,000, at which time interest accrues at 15% per annum on the remaining balance. As of December 31, 2001 and 2000 the B Bond outstanding balance of $11,541 and $10,163 includes imputed interest of $1,750 and $372, respectively.

The A and B Bonds are secured by most of the fixed assets and certain intercompany receivables of Singer do Brasil Ltda. Singer do Brasil Ltda. must use its best efforts to sell and collect the A Collateral which proceeds must be used to amortize the A Bond interest and principal; any B Collateral proceeds constitute principal under the B Bond.

The Old Bonds referred to in the table above represent the Euro notes (8.1% of the original) not exchanged as of December 31, 2001 and December 31, 2000. Such Old Bonds are valued proportional to the principal amount plus accrued interest. Under the terms of the Reorganization Plan, the holders of Euro notes which were not exchanged as at December 31, 2000 had the right through September 8, 2001 to exchange such notes for a proportionate share of the A and B Bonds; thereafter any exchange is at Singer's option.

Sri Lanka 17% Debenture

Effective November 1, 2001, Singer (Sri Lanka) Limited, a subsidiary of the Company, issued unsecured debentures denominated in Sri Lankan Rupee in the amount of $4,317. These debentures bear interest at the rate of 17% per annum, payable semi-annually in arrears in April and October. The debentures mature in full on October 31, 2004.

Loans

As part of the implementation of the Reorganization Plan, in September 2000 the Company entered into the following agreements:

Nova Scotia Financing Agreement

Effective September 14, 2000, the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia ("Nova Scotia Financing Agreement") which provided $55,000 in exit financing to be used to repay certain obligations of Old Singer. Borrowings under this facility amounted to $50,000 and $55,000 at December 31, 2001 and December 31, 2000, respectively. Interest is based on the Bank of Nova Scotia's Base Rate in Canada (for United States Dollar loans), plus 3% until such time as the outstanding principal balance is less than $35,000 or $25,000, at which time the interest rate shall be the Base Rate plus 2.5% or 2.0%, respectively. At December 31, 2001 and 2000 the interest rate charged on the outstanding principal balance was approximately 8.25% and 11.5%, respectively. In December 2001, the

(amounts in thousands of U.S. dollars, except share and per share amounts)

Bank of Nova Scotia and the Company agreed to amend the terms of this facility. Under the amended terms, the Company is required to reduce the outstanding balance to $45,000 by June 30, 2002 and $40,000 by December 31, 2002, with any remaining outstanding balance due on December 31, 2003. Borrowings are secured by substantially all of the Company's (but not the Operating Companies) assets.

Singer Sewing Credit Agreement

Effective September 14, 2000, Singer Sewing Company, a subsidiary of the Company, entered into a loan and credit agreement (the "Singer Sewing Credit Agreement") with certain Commercial Lending Institutions with The Bank of Nova Scotia as Agent, which provide a total of $33,500 in term loans, revolving loans and letters of credit through March 2003. The Credit Agreement consists of Term A Loans in the amount of $13,000, Term B Loans in the amount of $15,500 (collectively "term loans") and $5,000 in revolving loans. Borrowings under the term loans amounted to $21,500 (Term A loan $13,000, Term B loan $8,500) and $26,500 (Term A loan $13,000, Term B loan $13,500) at December 31, 2001 and 2000, respectively. Borrowings under the revolving loans amounted to $5,000 and $3,500 at December 31, 2001 and 2000, respectively. Interest is based, at the Company's option, upon either the Agent's base rate plus a margin of 3.25% or LIBOR plus a margin of 4.5%. At December 31, 2001 and 2000, the interest rate charged on outstanding borrowings was approximately 6.43% and 10.41%, respectively. In March and August, 2001 and January 2002, the Company amended the terms of the Credit Agreement. Under the amended terms, the Company is committed to make a $1,000 payment on January 15, 2002 and monthly payments of $350 from January 2002 through August 2003 and a $500 payment in September 2003 for the Term B loans. The Term A loans and revolving loans are payable in full in March 2003. Borrowings are secured by substantially all of the assets of Singer Sewing Company.

Omnibus Agreement

Effective September 14, 2000, Sinmak Dikis Makinalari Sanayi Anonim Sirketi ("Sinmak"), a subsidiary of the Company, entered into an agreement with Qatar Islamic Bank and Al-Tawfeek Company for Investment Funds Ltd. (collectively referred to as the "Turkish Lenders") to borrow $15,365 of additional funds and reschedule certain outstanding liabilities amounting to $10,000. Beginning December 12, 2000, the Company was required to make quarterly repayments of $296 which are required through September 12, 2002 after which time the required quarterly repayments increase to $1,150 through December 12, 2007 at which time any remaining outstanding balance will be due. The weighted average effective interest rate charged on amounts due to the Turkish Lenders is 8.47%. These amounts due are secured by certain property, plant and equipment of Sinmak and by the guaranty of the Singer Sewing Machine Company Ltd., another subsidiary of the Company.

Banco Unibanco/Credibanco

In June 1999, Singer do Brasil Industria e Comercio Ltda. ("Singer Brazil") entered into an agreement with the Brazilian National Development Bank ("BNDES") for an export incentive loan, denominated in U.S. dollars, in the amount of $9,500. The loan was guaranteed by Banco Credibanco who held a mortgage on Singer Brazil's manufacturing facilities in Campinas, Brazil. During the year 2000, Credibanco was taken over by Unibanco. In December 2000, Singer Brazil and Unibanco requested to

(amounts in thousands of U.S. dollars, except share and per share amounts)

prepay the export incentive loan from BNDES, with Unibanco to provide a new loan to Singer Brazil, denominated in Brazilian Reals, in the amount of $10,154. The Company is required to make annual principal payments on the new loan of $3,594 in 2002, $2,745 in 2003 and $939 in 2004. The interest rate charged on the outstanding balance is the TR rate (TR is a reference interest rate established by the Brazil government) plus 9.6% per annum, which was approximately 12.0% and 10.5% on December 31, 2001 and 2000, respectively. The transaction was approved by all the parties in May 2001.

Sri Lanka National Savings Bank

In January 2000, Singer (Sri Lanka) Ltd., ("Singer Sri Lanka"), entered into a term loan on a promissory note denominated in Sri Lankan Rupee from the Sri Lanka National Savings Bank. The outstanding amount as of December 31, 2001 and December 31, 2000 was $1,619 and $1,907, respectively, with a due date of January 8, 2003 and interest of 13.75% per annum, to be paid semi-annually in arrears in February and August. In August 2000, Singer Sri Lanka entered into additional term loans, also on a promissory note denominated in Sri Lankan Rupee, from the Sri Lanka National Savings Bank in the amount of $3,814, which was repaid on August 2001 with interest of 14.00% per annum to be paid semi-annually in arrears in February and August. Interest payments have been made as per the agreements and on schedule. The term loans become due and payable in full if certain guarantees are not renewed every six months. These guarantees have been renewed.

Other

Other finance agreements are outstanding with various lenders in the aggregate amount of $4,727 and $7,618 at December 31, 2001 and 2000, respectively. The weighted average interest rate on these loans was 10.9% and 14.2% at December 31, 2001 and 2000, respectively.

Covenants and Annual Maturities

The Nova Scotia Financing Agreement and the Singer Sewing Credit Agreement each contain certain covenants and place certain restrictions upon the Company and the Singer Sewing Company, respectively, the more restrictive of which requires the Company, in the case of the Nova Scotia Financing Agreement, and Singer Sewing Company, in the case of the Singer Sewing Credit Agreement, to maintain certain specified financial covenants, including minimum, quarterly EBITDA. As of December 31, 2000, the Company and the Singer Sewing Company were both not in compliance with certain of their respective covenants and restrictions. Accordingly, all amounts due under the Nova Scotia Financing Agreement and the Singer Sewing Credit Agreement were classified as short-term at December 31, 2000. As of December 31, 2001, the Company was in compliance with these restrictions as amended.

(amounts in thousands of U.S. dollars, except share and per share amounts)

The annual maturities of long-term debt are as follows:

Fiscal Years ended	Amount
2002	$ 24,695
2003	75,233
2004	15,017
2005	13,797
2006	6,270
Thereafter	22,224
	$ 157,236

The carrying amounts of the Company's borrowings approximate their respective fair values.

11. Pension Plans

As a result of the Reorganization Plan discussed in Note 1, the U.S. pension plan of Old Singer was terminated and the Pension Benefit Guaranty Corporation ("PBGC") was granted an allowed claim in the amount of $55,000 against the Company. In full satisfaction of this claim, the PBGC received (a) a pro rata share of the Company's Common Stock in the amount with respect to $35,000 of the allowed claim and (b) new Preferred Stock with a liquidation preference value of $20,000 (see Note 14).

Certain foreign Operating Companies of the Company maintain defined benefit pension plans, which cover substantially all employees meeting minimum eligibility requirements. Benefits are based primarily on years of service. Assets of the plans consist principally of interest bearing bank deposits.

As of September 30, 2000, the Company adopted the disclosures of SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" which amended FASB Statements No. 87, 88, and 106.

SINGER N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
(amounts in thousands of U.S. dollars, except share and per share amounts)

Pension information under FASB No. 132 is as follows:

	Twelve months ended December 31, 2001	Three months ended December 31, 2000
Change in benefit obligations:		
Projected benefit obligations at beginning of period	$ 4,368	$ 4,556
Service costs	269	42
Interest costs	446	88
Participants' contribution	55	-
Exchange rate changes	37	(6)
Special termination benefits	14	10
Benefits paid	(563)	(367)
Actuarial losses	(33)	45
Projected benefit obligation at end of period	4,593	4,368
Change in plan assets:		
Fair value of plan assets at beginning of period	2,052	2,051
Actual returns on plan assets	236	3
Employer contributions	598	365
Participants' contribution	55	-
Benefits paid	(563)	(367)
Fair value of plan assets at end of period	2,378	2,052
Reconciliation of funded status:		
Funded status	(2,215)	(2,316)
Unrecognized actuarial gain	(250)	-
Unrecognized transition obligation	156	-
Unrecognized prior service costs	(7)	-
Net amount recognized	$ 2,316	$ 2,316

(amounts in thousands of U.S. dollars, except share and per share amounts)

	December 31, 2001	December 31, 2000
Weighted average assumptions:		
Discount rate	9.85%	8.53%
Expected long-term rate of return on plan assets	10.10%	10.00%
Rate of compensation increase	7.49%	5.29%
Components of net periodic benefit costs:		
Service costs	$ 269	$ 42
Interest costs	446	88
Expected return on plan assets	(225)	(9)
Amortization of prior service costs	15	4
Amortization of transitional obligations	169	38
Recognized actuarial loss	4	-
Net periodic benefit costs	$ 678	$ 163

The net amount of pension benefit obligation recognized of $2,316 and $2,316 is included in Other non-current liabilities in the balance sheet as of December 31, 2001 and 2000, respectively.

12. Income Taxes

Provision for Income Taxes

Singer's provision for income taxes consists of the following:

	Twelve months ended December 31, 2001	Three months ended December 31, 2000
Current income tax	$ 6,059	$ 244
Deferred income taxes (benefits):		
Installment sales	59	(48)
Allowance for bad debts	(30)	(100)
Inventory reserves	24	232
Depreciation	2	172
Utilization of operating loss carryforwards	(146)	(4)
Other	(63)	26
	(154)	278
Provision for income taxes	$ 5,905	$ 522

SINGER N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
(amounts in thousands of U.S. dollars, except share and per share amounts)

Reconciliation of Income Tax Provision

The reconciliation between the amount computed by multiplying income before provision for income taxes and minority interest by the Netherlands Antilles statutory tax rate and the reported provision for income taxes is as follows:

	Twelve months ended December 31, 2001	Three months ended December 31, 2000
Computed at Netherlands Antilles statutory income tax rate of 35%	$ 5,373	$ 296
Statutory rate reduction	(4,912)	(271)
Lower effective tax rates on losses	4,223	1,816
Higher (lower) effective tax rates on earnings	75	(830)
Tax losses for which no tax benefit has been recorded	2,327	1,056
Utilization of foreign operating loss carryforwards	(1,609)	(1,660)
Foreign withholding taxes on royalties and dividends	1,313	98
Other items	(885)	17
Provision for income taxes	$ 5,905	$ 522

SINGER N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
(amounts in thousands of U.S. dollars, except share and per share amounts)

Deferred Tax Liabilities and Assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax liability is included in income taxes payable. Significant components of Singer's deferred tax liabilities and assets are as follows:

	December 31, 2001	December 31, 2000
Deferred tax liabilities:		
Finance charges on installment sales	$ 378	$ 363
Inventory valuation adjustment	8,847	8,525
Tax versus book basis of fixed assets	425	35
Total deferred tax liabilities	9,650	8,923
Deferred tax assets:		
Pension obligations (Note 11)	744	828
Bad debt reserves	6,620	4,477
Inventory reserves	3,818	4,843
Accrued liabilities	11,480	10,486
Net operating loss carryforwards	66,225	64,552
Other, net	20,353	20,700
Total deferred tax assets	109,240	105,886
Valuation allowance for deferred tax assets	(103,983)	(101,275)
Deferred tax assets net of allowances	5,257	4,611
Net deferred tax liability	$ 4,393	$ 4,312

At December 31, 2001 and 2000, the Company had loss carryforwards available in various countries of approximately $190,000 and $185,000, respectively, for income tax purposes. Income tax loss carryforwards of approximately $75,000 are available indefinitely, and the balance expires in various amounts through the year 2021.

Singer has not provided for withholding taxes or Netherlands Antilles deferred taxes on accumulated undistributed earnings of subsidiaries, amounting to approximately $66,000 at December 31, 2001 as such earnings are considered indefinitely reinvested. If such earnings were to be repatriated, the foreign withholdings taxes, at current rates, would amount to approximately $11,000. The amount of unrecognized deferred Netherlands Antilles taxes on those unremitted earnings is not material.

(amounts in thousands of U.S. dollars, except share and per share amounts)

13. Commitments and Contingencies

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material adverse impact on the Company's financial position, results of operations or liquidity.

The Company has approximately 2,700 employees covered by labor contracts at various production facilities, principally in Brazil. All of these contracts are renewable annually.

The Company and/or its various operations have been named as a defendant in several legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be estimated with certainty, in management's opinion, any such liability will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

The Company conducts a large part of its operations in leased premises and leases certain equipment under lease agreements classified as operating leases. Leases which expire are generally renewed or replaced by similar leases. The future minimum payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year, are as follows:

Fiscal Years ended	Amount
2002	$ 1,837
2003	1,220
2004	416
2005	312
2006	256
Total future minimum lease payments	$ 4,041

Minimum payments under operating leases have not been reduced for total future minimum sublease rentals totaling $61. Contingent rentals under operating leases, such as those based on sales, are insignificant. Net rental expense for all operating leases was $3,315 and $1,426 for the year ended December 31, 2001 and the three months ended December 31, 2000, respectively.

14. Shareholders' Equity and Other Stock-Related Information

The authorized capital of the Company is $210, divided into (a) twenty million (20,000,000) common shares with a par value of $0.01 per share and (b) one million (1,000,000) preferred shares with a par value of $0.01.

Preferred shares can be issued in one or more series, of which one series has been issued. The initial series designated Series A Convertible Preferred Stock ("Preferred A"), consists of 40 shares, with a

(amounts in thousands of U.S. dollars, except share and per share amounts)

liquidation preference of $500,000 per share. In connection with the enterprise valuation performed as of September 30, 2000, as described in Note 1, the fair value of the Series A Convertible Preferred Stock was estimated to be approximately $17,000. These shares were issued to the PBGC in partial satisfaction of their claims against Old Singer resulting from the Chapter 11 filing and rank senior to the Company's common stock as to dividends and liquidation rights.

Each Preferred A share may be converted into common stock, in whole or in part, at the option of the holder at any time at $12.00 per share. At any time on and after the date of issue, the Preferred A shares may be redeemed, in whole or in part, at the option of the Company. The Preferred A Shares may be converted into common stock at the option of the Company under certain circumstances. Dividends are cumulative at annual rates of 4%, 6% and 8% for the first four years, the next successive three years and the remaining three years of the term, respectively. For the year ended December 31, 2001 and the three months ended December 31, 2000, dividends of $1,100 and $275, respectively were accrued and charged against retained earnings.

Each Preferred A share is non-voting, except that limited voting rights exist (a) in the event of a merger, consolidation or compulsory share exchange adversely affecting Preferred A shareholders and (b) in the event of a proposed issue of a class of shares ranking on parity or prior to the Preferred A.

15. Stock Option Plan

The Company's 2000 Management Stock Plan ("Plan") provides for the issuance of a maximum of 800,000 common shares to key employees of the Company and its subsidiaries. All options are granted at no less than fair market value at the dates of grant. Options granted vest at various dates over a two year period and expire at up to ten years from the date of grant.

A summary of changes in the stock option plans is as follows:

	Shares Under Option	Weighted Average Exercise Price
Outstanding, October 1, 2000	-	$ -
Granted	658,527	10.59
Exercised	-	-
Forfeited	-	-
Outstanding, December 31, 2000	658,527	10.59
Granted	-	-
Exercised	-	-
Forfeited	(33,000)	10.59
Outstanding, December 31, 2001	625,527	$ 10.59

SINGER N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
(amounts in thousands of U.S. dollars, except share and per share amounts)

A summary of stock options outstanding and exercisable at December 31, 2001 is as follows:

	Options Outstanding			**Options Exercisable**	
Exercise Price	Shares Under Options	Remaining Life (in years)	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
$10.34 - $10.84	625,527	8.7	$10.59	312,763	$10.59

The Company has elected to account for employee stock-based compensation under APB Opinion No. 25 "Accounting for Stock Issues to Employees". Had the Company recorded compensation expense in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation" the impact on net income would not have been material.

16. Segment Related Information

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business.

The operations and the performance of these segments are regularly reviewed and are coordinated by senior management of the Company.

SINGER N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
(amounts in thousands of U.S. dollars, except share and per share amounts)

Intersegment sales are at transfer prices which approximate prices charged to unaffiliated customers.

Segment Data	Twelve Months Ended December 31, 2001	Three Months Ended December 31, 2000
Revenues:		
Retail-		
Americas	$ 143,736	$ 46,663
Asia, Europe, Africa & Middle East	222,295	51,942
Intersegment	1,824	227
	367,855	98,832
Sewing-		
Americas	99,298	32,825
Asia, Europe, Africa & Middle East	70,792	19,463
Intersegment	18,271	5,603
	188,361	57,891
	$ 556,216	$ 156,723
Less-		
Operating Affiliate, Thailand	(88,106)	(21,453)
Intersegment	(20,095)	(5,830)
Total revenues	$ 448,015	$ 129,440
Operating income:		
Retail-		
Americas	13,120	5,777
Asia, Europe, Africa & Middle East	17,644	4,305
	30,764	10,082
Sewing-		
Americas	14,919	2,057
Asia, Europe, Africa & Middle East	9,885	3,670
	24,804	5,727
Corporate and eliminations	(14,558)	(5,719)
	41,010	10,090
Less- Operating Affiliate, Thailand	(7,120)	(1,965)
Total operating income	$ 33,890	$ 8,125

SINGER N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
(amounts in thousands of U.S. dollars, except share and per share amounts)

	Twelve months ended December 31, 2001	Three months ended December 31, 2000
Interest expense:		
Retail-		
Americas	$ 1,583	$ 552
Asia, Europe, Africa & Middle East	9,057	2,417
	10,640	2,969
Sewing-		
Americas	8,353	2,632
Asia, Europe, Africa & Middle East	3,194	943
	11,547	3,575
Corporate and eliminations	5,774	1,731
	27,961	8,275
Less- Operating Affiliate, Thailand	(1,984)	(714)
Total interest expense	$ 25,977	$ 7,561

	December 31, 2001	December 31, 2000
Total assets:		
Retail-		
Americas	$ 84,006	$ 68,941
Asia, Europe, Africa & Middle East	181,493	192,657
	265,499	261,598
Sewing-		
Americas	72,687	78,138
Asia, Europe, Africa & Middle East	58,787	62,954
	131,474	141,092
Corporate and eliminations	172,952	196,335
	569,925	599,025
Less- Operating Affiliate, Thailand	(82,090)	(89,118)
Total assets	$ 487,835	$ 509,907

SINGER N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
(amounts in thousands of U.S. dollars, except share and per share amounts)

Certain financial information by geographical area is as follows:

Geographic Data	Twelve Months Ended December 31, 2001	Three Months Ended December 31, 2000
Revenues:		
Americas	$ 243,034	$ 79,488
Asia, Europe, Africa & Middle East	293,087	71,405
	536,121	150,893
Less- Operating Affiliate, Thailand	(88,106)	(21,453)
Total revenues	$ 448,015	$ 129,440

	December 31, 2001	December 31, 2000
Total assets:		
Americas	$ 156,693	$ 147,079
Asia, Europe, Africa & Middle East	240,280	255,611
Total countries	396,973	402,690
Corporate and eliminations	172,952	196,335
	569,925	599,025
Less- Operating Affiliate, Thailand	(82,090)	(89,118)
Total assets	$ 487,835	$ 509,907

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the periods presented. No single customer accounted for 10% or more of total revenues.

Assets by geographic area include those assets which are specifically identifiable with the operations in each area. Asia includes operations located in the Pacific and Asian regions.

Corporate and elimination assets consist mainly of intangible assets which have not been allocated to any particular segment or geographic area.